Execution Version

0981436 B.C. LTD.

AND

OCEANAGOLD CORPORATION

AND

PACIFIC RIM MINING CORP.

______________________________________________
ARRANGEMENT AGREEMENT
______________________________________________

DATED OCTOBER 7, 2013

TABLE OF CONTENTS
(continued)

ARRANGEMENT AGREEMENT

                          THIS ARRANGEMENT AGREEMENT dated October 7, 2013,

B E T W E E N:

0981436 B.C. LTD., a corporation incorporated under the laws of British Columbia (Canada) (“Subco”)

- and -

OCEANAGOLD CORPORATION, a corporation incorporated under the laws of British Columbia (Canada) (“Oceana”)

- and -

PACIFIC RIM MINING CORP., a corporation amalgamated under the laws of British Columbia (Canada) (“Pacific”)

                          THIS AGREEMENT WITNESSES THAT in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1	Definitions

In this Agreement, unless the context otherwise requires:

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any offer, proposal, expression of interest, or inquiry from any person (other than Oceana or any of its affiliates) after the date hereof relating to: (i) any acquisition or sale, direct or indirect, of: (a) the assets of Pacific and/or one or more of its subsidiaries that, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of Pacific and its subsidiaries; or (b) 20% or more of any voting or equity securities of Pacific or any of its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of Pacific and its subsidiaries; (ii) any take-over bid, tender offer or exchange offer for any class of voting or equity securities of Pacific; or (iii) a plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving Pacific or any of its subsidiaries;

“affiliate” has the meaning ascribed thereto in the Securities Act;

“Agreement” means this arrangement agreement, together with the Disclosure Letter, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof;

“Arrangement" means the arrangement under section 288 of the BCBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 8.3 hereof or the Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of Pacific and Oceana, each acting reasonably;

"Arrangement Resolution” means the special resolution of the Pacific Shareholders approving the Plan of Arrangement and certain other related matters by an affirmative vote of the following majorities (by tabulating the vote in each of the following two manners): (i) at least two-thirds of the votes cast at the Pacific Meeting in person or by proxy by the Pacific Shareholders; and (ii) a simple majority of the votes cast at the Pacific Meeting in person or by proxy by Pacific Shareholders excluding the votes cast in respect of Pacific Shares beneficially owned or over which control or direction is exercised by Oceana and any of its related parties (as defined in MI 61-101) or joint actors (as defined in MI 61-101), which is to be considered at the Pacific Meeting and is to be substantially in the form and content of Schedule B hereto;

“BCBCA” means the Business Corporations Act (British Columbia) and the regulations made thereunder, as promulgated or amended from time to time;

“BCSC” means the British Columbia Securities Commission, and includes any successor thereto;

“business day” means any day, other than a Saturday, a Sunday and a statutory or civic holiday in Vancouver, British Columbia;

“Change in Recommendation" has the meaning ascribed thereto in Section 8.2.1(c)(i);

"Code” means the U.S. Internal Revenue Code of 1986, as amended;

“Concessions" means any mining concession, claim, lease, licence, permit or other right to explore for, exploit, develop, mine or produce minerals or any interest therein which Pacific or its subsidiaries owns or has a right or option to acquire or use in respect of the Projects, all as indicated in the list set out in Section 3.1(s) of the Disclosure Letter;

"Confidentiality Agreement” means the letter agreement dated August 2, 2012 between Pacific and Oceana pursuant to which Oceana and Subco have been provided with access to confidential information of Pacific;

“Consideration” means the consideration to be received by the Pacific Shareholders pursuant to the Plan of Arrangement in consideration for their Pacific Shares;

“Contract” means any contract, agreement, license, franchise, lease, arrangement or other right or obligation to which Pacific or any of its subsidiaries is a party or by which Pacific or any of its subsidiaries is bound or affected or to which any of their respective properties or assets is subject; “Court” means the Supreme Court of British Columbia;

“Depositary” means any trust company, bank or financial institution agreed to in writing between Oceana and Pacific for the purpose of, among other things, exchanging certificates representing Pacific Shares for certificates representing Oceana Shares;

“Disclosure Letter” means the disclosure letter executed by Pacific and delivered to Subco and Oceana in connection with the execution of this Agreement;

“Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement;

“Effective Date” means the date upon which the Arrangement becomes effective as provided in the Plan of Arrangement;

“Effective Time” means the time on the Effective Date that the Arrangement becomes effective, as set out in the Plan of Arrangement;

“Environmental Laws” means all applicable federal, provincial, state, local and foreign Laws, imposing liability or standards of conduct for or relating to the regulation of activities, materials, substances or wastes in connection with or for or to the protection of human health, safety, the environment or natural resources (including ambient air, surface water, groundwater, wetlands, land surface or subsurface strata, wildlife, aquatic species and vegetation) and under common law;

“Environmental Liabilities” means, with respect to any Person, all liabilities, obligations, responsibilities, responses, remedial and removal costs, investigation costs, capital costs, operation and maintenance costs, losses, damages, punitive damages, property damages, consequential damages, treble damages, costs and expenses, fines, penalties and sanctions incurred as a result of or related to any claim, suit, action, administrative order, investigation, proceeding or demand by any person, whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute or common law, relating to any environmental matter arising under or related to any Environmental Laws, Environmental Permits, or in connection with any Release or threatened Release or presence of a Hazardous Substance whether on, at, in, under, from or about or in the vicinity of any real or personal property;

“Environmental Permits” means all permits, licenses, written authorizations, certificates, approvals, program participation requirements, sign-offs or registrations required by or available with or from any Governmental Entity under any Environmental Laws;

“Exchange” or “TSX” means the Toronto Stock Exchange;

“Final Order” means the order made after application to the Court pursuant to section 291 of the BCBCA approving the Arrangement as such order may be amended by the Court (with the consent of both Pacific and Oceana, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both Pacific and Oceana, each acting reasonably) on appeal;

“GAAP” means generally accepted accounting principles as set out in the Canadian Institute of Chartered Accountants Handbook - Accounting, at the relevant time, applied on a consistent basis;

“Governmental Entity” means: (i) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (ii) any subdivision, agent, commission, board or authority of any of the foregoing; (iii) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (iv) any stock exchange, including the Exchange and the TSX Venture Exchange;

“Hazardous Substance” means any pollutant, contaminant, waste or chemical or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous or deleterious substance, waste or material, including petroleum, polychlorinated biphenyls, asbestos and urea-formaldehyde insulation, and any other material or contaminant regulated or defined pursuant to, or that could result in liability under, any Environmental Law;

“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder;

“including” means including without limitation, and “include” and “includes” have a corresponding meaning;

“Intellectual Property” means any licenses for or other rights to use, any inventions, patent applications, patents, trade-marks (both registered and unregistered), trade names, copyrights, trade secrets and other proprietary information of Pacific;

“Interim Order" means the order made after application to the Court pursuant to section 291 of the BCBCA in respect of the Arrangement as contemplated by Section 2.2, as such order may be amended, supplemented or varied by the Court (with the consent of both Pacific and Oceana, each acting reasonably);

"Key Regulatory Approvals” means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities as set out in Schedule C hereto;

“Lands" means all interests in real and immoveable property interests, including licenses, leases, rights of way, surface rights, easements, permits permitting the use of land or other real property interests (but excluding the Concessions) which Pacific or its subsidiaries owns or has an interest in or has an option or other right to acquire, all as indicated in Section 3.1(s) of the Disclosure Letter;

"Law” or “Laws” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgements, injunctions, determinations, awards, decrees or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity or self-regulatory authority (including the Exchange), and the term “applicable” with respect to such Laws and in a context that refers to one or more Parties, means such Laws as are applicable to such Party or its business, undertaking, property or securities and emanate from a Person having jurisdiction over the Party or Parties or its or their business, undertaking, property or securities;

“Liens” means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, encumbrances and adverse rights or claims, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

“Locked-up Shareholders” means each of the officers and directors of Pacific;

“Material Adverse Effect” with respect to Pacific or Oceana means any change, effect, event or occurrence that individually or in the aggregate with other such changes, effects, events or occurrences, is or would reasonably be expected to be material and adverse to the business, prospects, results of operations or financial condition of Pacific or Oceana, as applicable, and its subsidiaries, taken as a whole, except any change, effect, event or occurrence that is temporary in nature or is resulting from or relating to: (i) the announcement of the execution of this Agreement or the transactions contemplated hereby or the performance of any obligation hereunder or communication by Pacific or Oceana, as applicable, of its plans or intentions with respect to Pacific or Oceana, as applicable, and/or any of its subsidiaries; (ii) changes in the U.S., Canadian, El Salvadorian or Australian, as applicable, economies in general; (iii) the commencement, occurrence or continuation of any war, armed hostilities or acts of terrorism; (iv) any change in applicable Laws or in the interpretation thereof by any Governmental Entity provided that it does not have a materially disproportionate effect on Pacific or Oceana, as applicable, relative to comparable exploration and/or mining companies; (v) any change in GAAP; (vi) any natural disaster provided that it does not have a materially disproportionate effect on Pacific or Oceana, as applicable, relative to comparable exploration and/or mining companies; (vii) changes affecting the mining industry generally or the price of gold, provided that such changes do not have a materially disproportionate effect on Pacific or Oceana, as applicable, relative to comparable mining and/or exploration companies; or (viii) any decrease in the market price or any decline in the trading volume of Pacific Shares or Oceana Shares, as applicable, on the Exchange (it being understood that the causes underlying such change in market price or trading volume may be taken into account in determining whether a Material Adverse Effect has occurred);

“Material Contracts" means any contract: (i) if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Material Adverse Effect on Pacific; (ii) under which Pacific or any of its subsidiaries has directly or indirectly guaranteed any liabilities or obligations of a third party (other than ordinary course endorsements for collection) in excess of $150,000 in the aggregate; (iii) relating to indebtedness for borrowed money, whether incurred, assumed, guaranteed or secured by any asset, with an outstanding principal amount in excess of $150,000; (iv) providing for the establishment, organization or formation of any joint ventures; (v) under which Pacific or any of its subsidiaries is obligated to make or expects to receive payments in excess of $150,000 over the remaining term of the contract; (vi) that limits or restricts Pacific or any of its subsidiaries from engaging in any line of business or any geographic area in any material respect; or (vii) that is otherwise material to Pacific and its subsidiaries, considered as a whole; and, for greater certainty, includes the Material Contracts listed in Schedule 3.1(t) to the Disclosure Letter;

"material fact” has the meaning ascribed thereto in the Securities Act and where the context requires, the meaning ascribed thereto under the U.S. Securities Act and the U.S. Exchange Act;

"Material Subsidiaries" means Pac Rim Cayman LLC, Pacific Rim El Salvador S.A. de C.V., Dorado Exploraciones S.A. de C.V., Dayton Mining (U.S.) Inc., and Pacific Rim Exploration Inc.;

“MD&A" has the meaning ascribed thereto in Section 3.1(k);

"MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions;

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects;

“ordinary course of business”, “ordinary course of business consistent with past practice”, or any similar reference, means, with respect to an action taken by a person, that such action is consistent with the past practices of such person and is taken in the ordinary course of the normal day-to-day business and operations of such person; provided that in any event such action is not unreasonable or unusual;

“Oceana Convertible Notes” mean the 1,000 outstanding convertible notes of Oceana each having a face value of A$100,000, which are convertible in the Oceana Shares at the option of the noteholder pursuant to the terms such convertible note;

“Oceana Convertible Securities” means the Oceana Options, the Oceana Convertible Notes, and the Oceana Performance Rights; “Oceana Financial Statements" has the meaning ascribed thereto in Section 4.1(h);

"Oceana Options” means an option to purchase Oceana Shares granted under the amended 2007 stock option plan, as approved by Oceana shareholders on December 6, 2007, which expired June 4, 2013;

“Oceana Performance Rights” means the performance rights granted pursuant to the performance share rights plan, as approved by Oceana Shareholders on June 15, 2012;

“Oceana Preferred Shares” means preferred shares in the capital of Oceana;

“Oceana Public Disclosure Record” means all documents and information required to be filed by Oceana under applicable Securities Laws on the System for Electronic Document Analysis Retrieval (SEDAR), during the three years prior to the date hereof;

“Oceana Shareholders” means the holders of Oceana Shares;

“Oceana Shares” means common shares in the capital of Oceana;

“Outside Date” means December 31, 2013, or such later date as may be agreed to in writing by the Parties;

“Pacific Benefit Plans" has the meaning ascribed thereto in Section 3.1(aa)(i);

"Pacific Board” means the board of directors of Pacific as the same is constituted from time to time;

“Pacific Circular” means the notice of the Pacific Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto, to be sent to the Pacific Shareholders in connection with the Pacific Meeting, as amended, supplemented or otherwise modified from time to time;

“Pacific Convertible Securities” means the Pacific Options and any other agreements existing as of the date of this Agreement which provide for the issuance of Pacific Shares;

“Pacific Financial Statements" has the meaning ascribed thereto in Section 3.1(k);

 "Pacific Loan" means the loan to be provided by Oceana to Pacific in the principal amount of up to one million dollars ($1,000,000), on the terms outlined herein and in the Promissory Note;

“Pacific Meeting” means the special meeting of Pacific Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

“Pacific Option” means an option to purchase Pacific Shares granted under the Pacific Stock Option Plan;

“Pacific Public Disclosure Record” means all documents and information required to be filed by Pacific under applicable Securities Laws on the System for Electronic Document Analysis Retrieval (SEDAR) or with the SEC, during the three years prior to the date hereof;

“Pacific Shareholder Rights Plan” means the Shareholder Rights Plan Agreement dated September 6, 2012 between Pacific and Computershare Investor Services Inc., as amended from time to time;

“Pacific Shareholders” means the holders of Pacific Shares;

“Pacific Shares” means the common shares in the capital of Pacific, as currently constituted;

“Pacific Stock Option Plan” means the stock option plan of Pacific, as approved by Pacific Shareholders on August 29, 2006 and reapproved on August 26, 2009 and September 6, 2012, as amended;

“Parties” means Pacific, Subco and Oceana, and

“Party” means any of them;

“Permit” means any license, permit, certificate, consent, order, grant, approval, classification, registration, flagging or other authorization of and from any Governmental Entity;

“person” includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Plan of Arrangement" means the plan of arrangement, substantially in the form of Schedule A, and any amendments or variations thereto made in accordance with Section 8.3 hereof or the Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of Pacific and Oceana, each acting reasonably;

"Projects” means the El Dorado, Santa Rita and Zamora-Cerro Colorado gold projects in El Salvador, including the associated mining licenses, rights of use, easements, buildings, licenses, existing technical information and all other related assets;

"Promissory Note" means the senior secured promissory note signed by Pacific in favour of Oceana dated as of the date hereof with respect to the Pacific Loan;

“Release” means any release, spill, emission, leaking, pumping, pouring, emitting, emptying, escape, injection, deposit, disposal, discharge, dispersal, dumping, leaching or migration of a Hazardous Substance in the indoor or outdoor environment, including the movement of a Hazardous Substance through or in the air, soil, surface water, ground water or property;

“Returns” means all reports, forms, elections, information statements and returns (whether in tangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto relating to, or required to be filed or prepared in connection with any Taxes;

“SEC” means the United States Securities and Exchange Commission;

“Securities Act” means the Securities Act (British Columbia) and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Securities Authorities” means the SEC, the BCSC and the applicable securities commissions and other securities regulatory authorities in each of the states of the United States and the following provinces of Canada: Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Prince Edward Island and Newfoundland;

“Securities Laws” means the Securities Act, the U.S. Securities Act, the U.S. Exchange Act and all other applicable U.S. and provincial securities laws, rules and regulations and published policies thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Share Exchange Ratio” shall have the meaning ascribed to such term in the Plan of Arrangement;

“SRP Rights” means the rights issued pursuant to the Pacific Shareholder Rights Plan;

“subsidiary” means, with respect to a specified body corporate, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified body corporate and shall include any body corporate, partnership, joint venture or other entity over which such specified body corporate exercises direction or control or which is in a like relation to a subsidiary;

“Superior Proposal" means any bona fide unsolicited written Acquisition Proposal made by a third party after the date of this Agreement (and not obtained in violation of Section 7.2) that relates to the acquisition of 100% of the outstanding Pacific Shares (other than Pacific Shares owned by the Person making the Superior Proposal) or all or substantially all of the consolidated assets of Pacific and its subsidiaries and (i) that is reasonably capable of being completed without undue delay, taking into account all financial, legal, regulatory and other aspects of such proposal and the person making such proposal; (ii) that, in the case of an Acquisition Proposal to acquire the outstanding Pacific Shares, is made available to all Pacific Shareholders on the same terms and conditions (other than in the case of an asset transaction); (iii) in respect of which, to the extent necessary, financing commitment letters reasonably satisfactory to the Pacific Board are provided from the sources of financing to be used to complete the transaction contemplated by such proposal establishing that such financing is available without delays or conditions (other than the conditions attached to such Acquisition Proposal); (iv) is not subject to a due diligence condition; and (v) in respect of which the Pacific Board determines, in its good faith judgment, after consultation with its outside legal and financial advisors, that (a) failure to recommend such Acquisition Proposal to the Pacific Shareholders would be inconsistent with its fiduciary duties under applicable Law; and (b) having regard for all of its terms and conditions, such Acquisition Proposal, will, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable to the Pacific Shareholders from a financial point of view than the Arrangement, after taking into account any change to the Arrangement proposed by Oceana pursuant to Section 7.3;

"Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended from time to time;

“Taxes” means: (a) any and all taxes, imposts, levies, withholdings, duties, fees, premiums, assessments and other charges of any kind, however denominated and instalments in respect thereof, including any interest, penalties, fines or other additions that have been, are or will become payable in respect thereof, imposed by any Governmental Entity, including for greater certainty all income or profits taxes (including US, Canadian, El Salvadorian, and Australian federal, provincial and territorial income taxes), payroll and employee withholding taxes, employment taxes, unemployment insurance taxes, disability taxes, social insurance taxes, sales and use taxes, ad valorem taxes, excise taxes, goods and services taxes, harmonized sales taxes, franchise taxes, gross receipts taxes, capital taxes, business license taxes, mining royalties, alternative minimum taxes, estimated taxes, abandoned or unclaimed (escheat) taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, severance taxes, workers' compensation, Canada, British Columbia, El Salvadorian, US, Australian and other government pension plan premiums or contributions and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which a Party or any of its subsidiaries is required to pay, withhold or collect, together with any interest, penalties or other additions to tax that may become payable in respect of such taxes, and any interest in respect of such interest, penalties and additions whether disputed or not; and (b) any liability for the payment of any amount described in clause (a) of this definition as a result of being a member of an affiliated, consolidated, combined or unitary group for any period, as a result of any Tax sharing or Tax allocation agreement, arrangement or understanding, or as a result of being liable to another person's Taxes as a transferee or successor, by contract or otherwise;

“Termination Fee" has the meaning ascribed thereto in Section 7.4.3;

"Termination Fee Event" has the meaning ascribed thereto in Section 7.4.4;

"Third Party Consents” means those consents, approvals and notices required from any third party, including from customers, to proceed with the transactions contemplated by this Agreement and the Arrangement pursuant to the Plan of Arrangement and in respect of any Contracts of Pacific or any of its subsidiaries and as set out in Schedule D hereto;

“Title Opinion” means the opinion from Rusconi, Medina & Associados addressed to Oceana and dated the date hereof relating to Pacific’s interests in the El Dorado gold project in El Salvador; “United States” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

“U.S. Securities Act” means the United States Securities Act of 1933 as the same has been and hereinafter from time to time may be amended;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as the same has been and hereafter from time to time may be amended; and

“Valuation and Fairness Opinion” means the formal valuation of the Pacific Shares prepared by Evans and Evans Inc., as required pursuant to MI 61-101, and the opinion of Evans and Evans Inc. as to the fairness, from a financial point of view, of the consideration being offered under the Arrangement to Pacific Shareholders, other than Oceana and its affiliates;

“Voting Agreements” means the voting agreements (including all amendments thereto) between Oceana, Subco and the Locked-up Shareholders setting forth the terms and conditions upon which they have agreed to vote their Pacific Shares (including those issuable on the exercise of Pacific Convertible Securities) in favour of the Arrangement Resolution.

1.2                    Interpretation Not Affected by Headings

                          The division of this Agreement into Articles, Sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph or Schedule, respectively, bearing that designation in this Agreement.

1.3                    Number and Gender

                          In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.4                    Date for Any Action

                          If the date on which any action is required to be taken hereunder by a Party is not a business day, such action shall be required to be taken on the next succeeding day which is a business day.

1.5                    Currency

                          Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of Canada and “$” refers to Canadian dollars.

1.6                    Accounting Matters

                          Unless otherwise stated, all accounting terms used in this Agreement in respect of Pacific shall have the meanings attributable thereto under GAAP and all determinations of an accounting nature in respect of Pacific required to be made shall be made in a manner consistent with GAAP consistently applied.

1.7                    Knowledge

                          In this Agreement, references to “the knowledge of Pacific” means the actual knowledge of Thomas Shrake, in his capacity as President, CEO and Director of Pacific, William Gehlen, in his capacity as the Vice President Exploration of Pacific, and Barbara Henderson, in her capacity as Vice President Investor Relations and Corporate Secretary of Pacific, after due enquiry within Pacific and its subsidiaries.

                          In this Agreement, references to “the knowledge of Oceana” means the actual knowledge of Michael Wilkes, in his capacity as Managing Director, CEO and Director of Oceana, and Mark Chamberlain, in his capacity as Chief Financial Officer of Oceana, after due enquiry within Oceana and its subsidiaries.

1.8                    Schedules

                          The following Schedules are annexed to this Agreement and are incorporated by reference into this Agreement and form a part hereof:

Schedule A	-	Plan of Arrangement
Schedule B	-	Arrangement Resolution
Schedule C	-	Key Regulatory Approvals
Schedule D	-	Third Party Consents

ARTICLE 2
THE ARRANGEMENT

2.1                    Arrangement

                          Pacific, Oceana and Subco agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions contained in this Agreement and the Plan of Arrangement.

2.2                    Court Orders

(a)	Pacific shall apply to the Court, in a manner acceptable to Oceana and Subco, acting reasonably, pursuant to section 291 of the BCBCA for the Interim Order and the Final Order as follows:

(i)

as soon as reasonably practicable, following the date of execution of this Agreement, and in any event, in sufficient time to permit the Pacific Meeting to be held in accordance with Section 2.3(a), Pacific shall file, proceed with and diligently prosecute an application to the Court for the Interim Order which shall provide, among other things:

		(A)	for the class of persons to whom notice is to be provided in respect of the Arrangement and the Pacific Meeting and for the manner in which such notice is to be provided;

		(B)	that the requisite approval for the Arrangement Resolution shall be:

			(I)	66 2/3% of the votes cast on the Arrangement Resolution by the Pacific Shareholders present in person or by proxy at the Pacific Meeting; and

(II)

a simple majority of the votes cast on the Arrangement Resolution by Pacific Shareholders present in person or by proxy at the Pacific Meeting excluding the votes cast in respect of Pacific Shares beneficially owned or over which control or direction is exercised by Oceana and any of its related parties (as defined in MI 61-101) or joint actors (as defined in MI 61-101),

(together, the “Pacific Shareholder Approval”);

(C)	that in all other respects, the terms, conditions and restrictions of the Pacific constating documents, including quorum requirements and other matters, shall apply in respect of the Pacific Meeting;

(D)	for the grant of Dissent Rights to the Pacific Shareholders who are registered holders of Pacific Shares;

(E)	for notice requirements with respect to the hearing of the application to the Court for the Final Order;

(F)	that the Pacific Meeting may be adjourned from time to time by management of Pacific with the consent of Oceana without the need for additional approval of the Court;

(G)	that the record date for Pacific Shareholders entitled to notice of and to vote at the Pacific Meeting will not change in respect of any adjournment(s) of the Pacific Meeting;

(H)

that it is Pacific’s intention to rely upon Section 3(a)(10) of the U.S. Securities Act to implement the transactions contemplated hereby in respect of the Pacific Shareholders who are resident in the United States; and

(I)

that each Pacific Shareholder will have the right to appear before the Court at the hearing of the application of the Final Order provided that they file a Response to the Petition with the Court and deliver a copy of the filed Response to the Petition together with copies of any affidavit materials and other materials on which the person intends to rely at the hearing of the application for the Final Order to legal counsel for Oceana, Fasken Martineau DuMoulin LLP, Attention: Georald Ingborg, 2900 - 550 Burrard Street, Vancouver, British Columbia V6C 0A3 on or before 4:00 pm (Vancouver time) on the fourth business day prior to the date of the Pacific Meeting; and

(ii)

subject to obtaining the approvals as contemplated by the Interim Order and as may be directed by the Court in the Interim Order, take all steps necessary or desirable to submit the Arrangement to the Court and to apply for the Final Order.

2.3                    Pacific Meeting

(a)

Subject to the terms of this Agreement, Pacific will use its commercially reasonable efforts to convene and conduct the Pacific Meeting in accordance with the Interim Order, Pacific’s notice of articles and articles and applicable Law as soon as reasonably practicable following the date of this Agreement, and Pacific will use its commercially reasonable efforts to convene and conduct the Pacific Meeting prior to November 30, 2013.

(b)

Subject to the terms of this Agreement, Pacific will use its commercially reasonable efforts to solicit proxies in favour of the approval of the Arrangement Resolution, including, if so requested by Oceana, using proxy solicitation services.

(c)

Pacific will advise Oceana as Oceana may reasonably request, and at least on a daily basis on each of the last 10 business days prior to the date of the Pacific Meeting, as to the aggregate tally of the proxies received by Pacific in respect of the Arrangement Resolution.

(d)

Pacific will promptly advise Oceana of any written notice of dissent or purported exercise by any Pacific Shareholder of Dissent Rights received by Pacific in relation to the Arrangement Resolution and any withdrawal of Dissent Rights received by Pacific and, subject to applicable Law, any written communications sent by or on behalf of Pacific to any Pacific Shareholder exercising or purporting to exercise Dissent Rights in relation to the Arrangement Resolution.

(e)

Upon receipt by Pacific from Oceana of all necessary documents required to be executed by it, Pacific will use its commercially reasonable efforts to prepare or cause to be prepared and provide to Oceana lists of the holders of all classes and series of securities of Pacific, including lists of the Pacific Shareholders, as well as a security position listing from each depositary of its securities, including The Canadian Depositary for Securities Limited and The Depository Trust Company, within five business days after the date hereof and will obtain and deliver to Oceana thereafter on demand supplemental lists setting out any changes thereto, all such deliveries to be in printed form and, if available, in computer-readable format.

(f)	As soon as reasonably practicable following execution of this Agreement, Pacific will convene a meeting of the Pacific Board to approve the Pacific Circular.

2.4                    Pacific Circular

(a)

Pacific shall prepare the Pacific Circular in compliance with the applicable Securities Laws and file on a timely basis the Pacific Circular with respect to the Pacific Meeting in all jurisdictions where the same is required to be filed and mail the same as required by the Interim Order and in accordance with all applicable Laws, in all jurisdictions where the same is required, complying in all material respects with all applicable Laws on the date of mailing thereof and containing sufficient detail to enable securityholders to form a reasoned judgement concerning the Arrangement and, subject to Section 2.4(c) below, containing full, true and plain disclosure of all material facts relating to the Oceana Shares. Without limiting the generality of the foregoing, Pacific shall, in consultation with Oceana, use all commercially reasonable efforts to abridge the timing contemplated by National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer, as provided in section 2.20 thereof (it being agreed that such efforts shall not necessarily include the making of an application for a waiver or exemption from such National Instrument).

(b)

Pacific shall ensure that the Pacific Circular complies in all material respects with all applicable Laws, and, without limiting the generality of the foregoing, that the Pacific Circular will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than in each case with respect to any information relating to Oceana and its affiliates, including Oceana Shares in respect of which Pacific makes no representation thereon) and shall provide Pacific Shareholders with information in sufficient detail to permit them to form a reasoned judgement concerning the matters to be placed before them at the Pacific Meeting and to allow Oceana to rely upon the exemption from registration provided under Section 3(a)(10) of the U.S. Securities Act with respect to the issuance of Oceana Shares in exchange for Pacific Shares pursuant to the transactions described herein. Subject to Section 7.2, the Pacific Circular will include the unanimous recommendation of the Pacific Board (other than any director which has disclosed to the Pacific Board that he or she has a disclosable interest in the Arrangement and therefore has abstained from voting) that Pacific Shareholders vote in favour of the Arrangement Resolution, and a statement that each director of Pacific intends to vote all of such director’s Pacific Shares (including any Pacific Shares issued upon the exercise of any Pacific Options) in favour of the Arrangement Resolution, subject to the other terms of this Agreement and the Voting Agreements. The Pacific Circular shall include copies of the Valuation and Fairness Opinion. The terms of the Pacific Circular shall comply with the terms of this Agreement.

(c)

Oceana will furnish to Pacific as soon as reasonably practicable following execution of this Agreement all such information regarding Oceana, its affiliates and the Oceana Shares, as may be reasonably required by Pacific (including, as required by Section 14.2 of Form 51-102F5) in the preparation of the Pacific Circular and other documents related thereto. Oceana shall also use commercially reasonable efforts to obtain any necessary consents from Qualified Persons (as defined in NI 43-101) and its auditors to the use of any financial or technical information required to be included in the Pacific Circular. Oceana shall make commercially reasonable efforts that no such information will include any untrue statement of a material fact or omit to state a material fact required to be stated in the Pacific Circular in order to make any information so furnished or any information concerning Oceana not misleading in light of the circumstances in which it is disclosed and shall constitute full, true and plain disclosure of such information concerning Oceana and Subco.

(d)

Oceana and its legal counsel shall be given a reasonable opportunity to review and comment on the Pacific Circular, prior to the Pacific Circular being printed, mailed to Pacific Shareholders and filed with the applicable Securities Authorities, and reasonable consideration shall be given to any comments made by Oceana and its counsel, provided that all information relating solely to Oceana included in the Pacific Circular shall be in form and content satisfactory to Oceana, acting reasonably. Pacific shall provide Oceana with a final copy of the Pacific Circular prior to the mailing to the Pacific Shareholders.

(e)

Pacific and Oceana shall each promptly notify each other if at any time before the Effective Date it becomes aware (in the case of Pacific only with respect to Pacific and in the case of Oceana only with respect to Subco or Oceana) that the Pacific Circular contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Pacific Circular, and the Parties shall co-operate in the preparation of any amendment or supplement to the Pacific Circular, as may be required or appropriate, and Pacific shall promptly mail or otherwise publicly disseminate any amendment or supplement to the Pacific Circular to Pacific Shareholders and, if required by the Court or applicable Laws, file the same with the applicable Securities Authorities and as otherwise required.

2.5                    Final Order

                          If (i) the Interim Order is obtained, (ii) the Arrangement Resolution is passed at the Pacific Meeting by Pacific Shareholders as provided for in the Interim Order and as required by applicable Law, and (iii) the Key Regulatory Approvals are obtained, then, subject to the terms of this Agreement, Pacific shall as soon as reasonably practicable thereafter and in any event within three business days thereafter take all steps necessary or desirable to diligently pursue an application for the Final Order pursuant to section 291 of the BCBCA.

2.6                    Court Proceedings

                          Subject to the terms of this Agreement, Oceana and Subco will cooperate with, assist and consent to Pacific seeking the Interim Order and the Final Order, including by providing Pacific on a timely basis any information required to be supplied by Oceana in connection therewith. Pacific will provide legal counsel to Oceana with reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, and will give reasonable consideration to all such comments. Pacific will also provide legal counsel to Oceana on a timely basis with copies of any Response to Petition or other Court documents served on Pacific in respect of the application for the Interim Order or the Final Order or any appeal therefrom and of any notice, whether written or oral, received by Pacific indicating any intention to oppose the granting of the Interim Order or the Final Order or to appeal the Interim Order or the Final Order. Subject to applicable Law, Pacific will not file any material with the Court in connection with the Arrangement or serve any such material, and will not agree to modify or amend materials so filed or served, except as contemplated hereby or with Oceana’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed; provided that nothing herein shall require Oceana to agree or consent to any increase in Consideration or other modification or amendment to such filed or served materials that expands or increases Oceana or Subco’s obligations set forth in any such filed or served materials or under this Agreement.

2.7                    Effect on the Arrangement and Effective Date

                          Subject to the satisfaction or, where not prohibited and subject to applicable Law, the waiver of the conditions set forth in Article 6 by the applicable Party for whose benefit such conditions exist (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, the waiver of those conditions as of the Effective Date by the applicable Party for whose benefit such conditions exist), upon the Arrangement Resolution having been approved and adopted by the Pacific Shareholders at the Pacific Meeting, in accordance with the Interim Order and Pacific obtaining the Final Order, the Arrangement shall be effective at the Effective Time on the Effective Date.

2.8                    Payment of Consideration

                          Oceana will, following receipt of the Final Order and prior to the Effective Time, make commercially reasonable efforts to provide the Depositary with sufficient Oceana Shares in escrow to pay the aggregate Consideration to be paid pursuant to the Arrangement.

2.9                    Preparation of Filings

                          Oceana and Pacific shall co-operate in the preparation of any application for the Key Regulatory Approvals and any other orders, registrations, consents, filings, rulings, exemptions, no-action letters and approvals and the preparation of any documents reasonably deemed by any of the Parties to be necessary to discharge its respective obligations or otherwise advisable under applicable Laws in connection with this Agreement or the Plan of Arrangement.

2.10                  Amendment

                          Subject to the Interim Order, the Final Order and any applicable Law, the Parties may amend the Plan of Arrangement at any time prior to the Effective Time in accordance with Section 8.3 of this Agreement to add, remove or amend any steps or terms in a manner determined to be necessary or advisable by Oceana, acting reasonably, provided that the Plan of Arrangement will not be amended in any manner which is materially prejudicial to Pacific, Pacific Shareholders or any other persons bound by the Plan of Arrangement or is inconsistent with the provisions of this Agreement.

2.11                  Announcement and Shareholder Communications

                          Oceana and Pacific shall each publicly announce the transactions contemplated hereby promptly following the execution of this Agreement by Oceana and Pacific, the text and timing of each such announcement to be approved by Oceana and Pacific in advance, acting reasonably. Oceana and Pacific agree to co-operate in the preparation of presentations, if any, to Pacific Shareholders regarding the Plan of Arrangement, and no Party shall (i) issue any press release or otherwise make public announcements with respect to this Agreement or the Plan of Arrangement without the consent of the other Party (which consent shall not be unreasonably withheld or delayed) or (ii) make any filing with any Governmental Entity or with the Exchange with respect thereto without prior consultation with the other Party; provided, however, that the foregoing shall be subject to each Party’s overriding obligation to make any disclosure or filing required under applicable Laws or stock exchange rules, and the Party making such disclosure shall use all commercially reasonable efforts to give prior oral or written notice to the other Party and reasonable opportunity to review or comment on the disclosure or filing, and if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing.

2.12                  Withholding Taxes

                          Oceana, Pacific and the Depositary shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable to any person hereunder and from all dividends or other distributions otherwise payable to any former Pacific Shareholder such amounts as Oceana, Subco, Pacific or the Depositary may be required or permitted to deduct and withhold therefrom under any provision of applicable Laws in respect of Taxes. To the extent that such amounts are so deducted, withheld and remitted, such amounts shall be treated for all purposes under this Agreement as having been paid to the person to whom such amounts would otherwise have been paid.

2.13                  U.S. Securities Law Matters

                          The Arrangement will be carried out with the intention that all Oceana Shares issued in exchange for Pacific Shares in accordance with the Arrangement to Pacific Shareholders will be issued by Oceana in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) of the U.S. Securities Act (the “Section 3(a)(10) Exemption”). In order to ensure the availability of the Section 3(a)(10) Exemption, the parties hereto agree that the Arrangement will be carried out on the following basis:

(a)	the Arrangement will be subject to the approval of the Court;

(b)	the Court will be advised as to Oceana’s intention to rely upon the Section 3(a)(10) Exemption prior to the hearing required to approve the Arrangement;

(c)

the Court will be required to satisfy itself as to the fairness of the Arrangement to the Pacific Shareholders to be issued Oceana Shares pursuant to the Arrangement and the Final Order approving the Arrangement that is obtained from the Court will expressly state that the Arrangement is approved by the Court as being fair to such Pacific Shareholders;

(d)

the Pacific Shareholders will be given adequate and timely notice advising them of their right to attend the hearing of the Court for the Final Order to approve the Arrangement and providing them with sufficient information necessary for them to exercise that right, and the Interim Order will specify that each Pacific Shareholder will have the right to appear before the Court and make submissions at the hearing of the Court for the Final Order to approve the Arrangement so long as they enter an appearance within a reasonable time;

(e)

the Pacific Shareholders will be advised that the Oceana Shares issued in the Arrangement have not been registered under the U.S. Securities Act and will be issued by Oceana in reliance on the Section 3(a)(10) Exemption and that certain restrictions on resale under Rule 144 under the U.S. Securities Act will be applicable with respect to Oceana Shares issued to Persons who are affiliates of Oceana after the Effective Date or within 90 days prior to the Effective Date; and

(f)	the Final Order shall include a statement to substantially the following effect:

“This Order will serve as a basis of a claim to an exemption, pursuant to section 3(a)(10) of the United States Securities Act of 1933, as amended, from the registration requirements otherwise imposed by that Act, regarding the

2.14	Pacific Options

Oceana acknowledges that, pursuant to the terms of the Pacific Stock Option Plan and the Plan of Arrangement, upon completion of the Arrangement, holders of the Pacific Options will be entitled to receive upon exercise of a Pacific Option 0.04006 of an Oceana Share in substitute for one Pacific Share, subject to any restrictions, limitations or subsequent adjustments that apply pursuant to the Pacific Stock Option Plan and the Arrangement. The Oceana Shares issuable on exercise of the Pacific Options have not and will not be registered under the U.S. Securities Act or any state securities laws and must be issued pursuant to an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws and may bear a restrictive legend if such Pacific Options are exercised in the United States.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF PACIFIC

3.1                    Representations and Warranties

                          Pacific hereby represents and warrants to and in favour of Subco and Oceana as follows, except to the extent that such representations and warranties are qualified by the Disclosure Letter (which shall make reference to the applicable section, subsection, paragraph or subparagraph below in respect of which such qualification is being made), and acknowledges that Subco and Oceana are relying upon such representations and warranties in connection with the entering into of this Agreement:

(a)

Board Approval. As of the date hereof, the Pacific Board, after consultation with its financial and legal advisors, has determined unanimously (other than any director which has disclosed to the Pacific Board that he or she has a disclosable interest in the Arrangement and therefore has abstained from voting) that the Plan of Arrangement is fair to the Pacific Shareholders and is in the best interests of Pacific and has resolved to recommend to the Pacific Shareholders that they vote in favour of the Arrangement Resolution. The Pacific Board has approved the Arrangement pursuant to the Plan of Arrangement and the execution and performance of this Agreement.

(b)

Valuation and Fairness Opinion. The Pacific Board has received an oral Valuation and Fairness Opinion and shall deliver to Oceana an accurate and complete copy of the written Valuation and Fairness Opinion within two business days of receiving it.

(c)

Organization and Qualification. Pacific and each of its Material Subsidiaries is a corporation duly incorporated or an entity duly created and validly existing under all applicable Laws of its jurisdiction of incorporation, continuance or creation and has all necessary corporate or other power, authority and capacity to own its property and assets as now owned and to carry on its business as it is now being conducted. Pacific and each of its Material Subsidiaries: (a) except as disclosed in Schedule 3.1(c) and Schedule 3.1(q) of the Disclosure Letter, has all material Permits necessary to conduct its business substantially as now conducted or as intended to be conducted as disclosed in the Pacific Public Disclosure Record; and (b) is duly registered or otherwise authorized and qualified to do business and each is in good standing in each jurisdiction in which the character of its properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such qualification necessary.

(d)

Authority Relative to this Agreement. Pacific has the requisite corporate power, authority and capacity to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Pacific and the performance by Pacific of its obligations under this Agreement have been duly authorized by the Pacific Board and no other corporate proceedings on its part are necessary to authorize this Agreement or the Arrangement pursuant to the Plan of Arrangement. This Agreement has been duly executed and delivered by Pacific and constitutes a legal, valid and binding obligation of Pacific, enforceable against Pacific in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(e)

No Violation. Neither the authorization, execution and delivery of this Agreement by Pacific nor the completion of the transactions contemplated by this Agreement or the Arrangement pursuant to the Plan of Arrangement, nor the performance of its obligations thereunder, nor compliance by Pacific with any of the provisions hereof will: (1) violate, conflict with, or result (with or without notice or the passage of time) in a violation or breach of any provision of, or require, except in respect of the Third Party Consents, any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any Lien upon, any of the properties or assets of Pacific or any of its subsidiaries, or cause any indebtedness to come due before its stated maturity or cause any credit commitment to cease to be available or cause any payment or other obligation to be imposed on Pacific or any of its subsidiaries, under any of the terms, conditions or provisions of: (A) their respective articles, charters or by-laws or other comparable organizational documents; or (B) any Permit or Material Contract to which Pacific or any of its subsidiaries is a party or to which any of them, or any of their respective properties or assets, may be subject or by which Pacific or any of its subsidiaries is bound; or (2) subject to obtaining the Key Regulatory Approvals, (x) result (with or without notice or the passage of time) in a violation or breach of or constitute a default under any provisions of any Laws applicable to Pacific or any of its subsidiaries or any of their respective properties or assets; or (y) cause the suspension or revocation of any Permit currently in effect in regard of Pacific or any of its subsidiaries (except, in the case of each of clauses (1) and (2) above, for such violations, conflicts, breaches, defaults, terminations, accelerations or creations of Liens which, or any consents (expressly excluding the Third-Party Consents and Key Regulatory Approvals), approvals or notices which if not given or received, would not, individually or in the aggregate, reasonably be expected to have any Material Adverse Effect on Pacific). The authorization of this Agreement, the execution and delivery by Pacific of this Agreement and the performance by it of its obligations under this Agreement, and the consummation by Pacific of the Arrangement, will not (x) give rise to any rights of first refusal or, except as disclosed in Section 3.1(bb) of the Disclosure Letter, trigger any change in control provisions or any restrictions or limitation under any such note, bond, mortgage, indenture, contract, license, franchise or Permit, or result in the imposition of any encumbrance, charge or Lien upon any of Pacific’s assets or the assets of any of its subsidiaries; or (y) result in the imposition of any Liens upon any assets of Pacific or any of its subsidiaries. The Third Party Consents listed in Schedule D are the only consents, approvals and notices required from any third party under any Contracts of Pacific or any of its subsidiaries in order for Pacific and its subsidiaries to proceed with the execution and delivery of this Agreement and the completion of the transactions contemplated by this Agreement and the Arrangement pursuant to the Plan of Arrangement.

(f)

Capitalization. The authorized share capital of Pacific consists of an unlimited number of Pacific Shares. As of the close of business on October 7, 2013, there are issued and outstanding only 210,951,708 Pacific Shares. As of the close of business on October 7, 2013, an aggregate of up to 15,260,000 Pacific Shares are issuable upon the exercise of 15,260,000 Pacific Options and, except as disclosed in Schedule 3.1(f) of the Disclosure Letter, there are no other options, warrants, conversion privileges or other rights, shareholder rights plans (other than the Pacific Shareholder Rights Plan), agreements, arrangements or commitments (pre- emptive, contingent or otherwise) of any character whatsoever requiring or which may require the issuance, sale or transfer by Pacific of any securities of Pacific (including Pacific Shares), or any securities or obligations convertible into, or exchangeable or exercisable for, or otherwise evidencing a right or obligation to acquire, any securities of Pacific (including Pacific Shares). All outstanding Pacific Shares have been duly authorized and validly issued, are fully paid and non-assessable, and all Pacific Shares issuable upon the exercise of Pacific Convertible Securities in accordance with their respective terms have been duly authorized and, upon issuance, will be validly issued as fully paid and non- assessable, and are not and will not be subject to, or issued in violation of, any pre-emptive rights. All securities of Pacific (including the Pacific Shares and the Pacific Options) have been issued in compliance with all applicable Laws and Securities Laws. Other than the Pacific Convertible Securities, there are no securities of Pacific or of any of its subsidiaries outstanding which have the right to vote generally (or are convertible into or exchangeable for securities having the right to vote generally) with the Pacific Shareholders on any matter. Except as disclosed in Schedule 3.1(f) of the Disclosure Letter, there are no outstanding contractual or other obligations of Pacific or any subsidiary to repurchase, redeem or otherwise acquire any of its securities or with respect to the voting or disposition of any outstanding securities of any of its subsidiaries, other than the Pacific Options. There are no outstanding bonds, debentures or other evidences of indebtedness of Pacific or any of its subsidiaries having the right to vote with the holders of the outstanding Pacific Shares on any matters.

(g)	Pacific Shareholder Rights Plan. Pacific has taken all corporate action required for it to perform its obligations under Section 5.2(a) hereof.

(h)

Reporting Status and Securities Laws Matters. Pacific is a “reporting issuer” and a SEC registrant and not on the list of reporting issuers in default under applicable Canadian provincial Securities Laws in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Prince Edward Island, or Newfoundland. No delisting, suspension of trading in or cease trading order with respect to any securities of Pacific and, to the knowledge of Pacific, no inquiry or investigation (formal or informal) of any Securities Authority, is in effect or ongoing or, to the knowledge of Pacific, expected to be implemented or undertaken.

(i)

Ownership of Subsidiaries. Schedule 3.1(i) of the Disclosure Letter includes complete and accurate list of all Material Subsidiaries, each of which, other than as set out in Schedule 3.1(i) of the Disclosure Letter, is wholly-owned directly or indirectly by Pacific. All of the issued and outstanding shares of capital stock and other ownership interests in such Material Subsidiaries are duly authorized, validly issued, fully paid and non-assessable, and all such shares and other ownership interests held directly or indirectly by Pacific are legally and beneficially owned free and clear of all Liens, and there are no outstanding options, warrants, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to purchase or acquire, or securities convertible into or exchangeable for, any such shares of capital stock or other ownership interests in or material assets or properties of any of the subsidiaries of Pacific, except as disclosed in Schedule 3.1(i) of the Disclosure Letter. There are no contracts, commitments, agreements, understandings, arrangements or restrictions which require any subsidiaries of Pacific to issue, sell or deliver any shares in its share capital or other ownership interests, or any securities or obligations convertible into or exchangeable for, any shares of its share capital or other ownership interests. Except as otherwise disclosed in Schedule 3.1(i) of the Disclosure Letter there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) providing to any third party the right to acquire any shares or other ownership interests in any subsidiaries of Pacific. All ownership interests of Pacific and such subsidiaries are owned free and clear of all Liens of any kind or nature whatsoever held by third parties.

(j)

Public Filings. Pacific has filed all documents in the Pacific Public Disclosure Record required to be filed by it in accordance with applicable Securities Laws with the Securities Authorities, or the Exchange. All such documents and information comprising the Pacific Public Disclosure Record, as of their respective dates (and the dates of any amendments thereto), (1) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, and (2) complied in all material respects with the requirements of applicable Securities Laws, and any amendments to the Pacific Public Disclosure Record required to be made have been filed on a timely basis with the Securities Authorities, and the Exchange. Pacific has not filed any confidential material change report with any Securities Authorities that at the date of this Agreement remains confidential.

(k)

Pacific Financial Statements. Pacific’s audited financial statements as at and for the fiscal years ended April 30, 2013, 2012 and 2011 (including the notes thereto and related management’s discussion and analysis (“MD&A”) and Pacific’s unaudited financial statements as at and for the three months ended July 31, 2013 (collectively, the “Pacific Financial Statements”) were prepared in accordance with GAAP consistently applied (except (A) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of Pacific’s independent auditors, or (B) in the case of unaudited interim statements, are subject to normal period-end adjustments and may omit notes which are not required by applicable Laws in the unaudited statements) and fairly present in all material respects the consolidated financial position, results of operations and changes in financial position of Pacific and its subsidiaries as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal period-end adjustments) and reflect reserves required by GAAP in respect of all material contingent liabilities, if any, of Pacific and its subsidiaries on a consolidated basis. There has been no material change in Pacific’s accounting policies, except as described in the notes to the Pacific Financial Statements, since April 30, 2013.

(l)	Internal Controls and Financial Reporting. Pacific:

(i)

has designed disclosure controls and procedures to provide reasonable assurance that material information relating to Pacific, including its consolidated subsidiaries, is made known to the Chief Executive Officer and the Chief Financial Officer of Pacific by others within those entities, particularly during the periods in which filings are being prepared;

(ii)

has designed internal controls to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles; and

(iii)

Pacific has established and maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the U.S. Exchange Act). Pacific has established and maintains a system of internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the U.S. Exchange Act) that has been designed by the Pacific’s principal executive officer and principal financial officer, or under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Pacific has disclosed in its Form 20-F for its most recently completed financial year, for each material weakness relating to design existing at the financial year end (i) a description of the material weakness, (ii) the impact of the material weakness on Pacific's financial reporting and internal controls over financial reporting; and (iii) Pacific's further plans, if any, or any actions already undertaken, for remediating the material weakness.

(m)

Books and Records. The financial books, records and accounts of Pacific and its Material Subsidiaries, in all material respects: (i) have been maintained in accordance with the applicable law; (ii) are stated in reasonable detail and accurately and fairly reflect the material transactions and dispositions of the assets of Pacific and its Material Subsidiaries; and (iii) accurately and fairly reflect the basis for Pacific Financial Statements.

(n)

Minute Books. The minute books of each of Pacific and its Material Subsidiaries are true and correct in all material respects; they contain the duly signed minutes of all meetings of, and all consent resolutions passed by, the boards of directors and shareholders and all resolutions passed by the boards of directors on or before September 4, 2013, and all minutes of meetings of the shareholders, and all such minutes and resolutions have been disclosed to Oceana and on the Effective Date such minute books will be true and correct in all material respects; and contain the duly signed minutes of all meetings of, and all consent resolutions passed by, the boards of directors and shareholders and all resolutions passed by the boards of directors and all minutes of meetings of the shareholders on or before the Effective Date.

(o)

No Undisclosed Liabilities. Pacific and its subsidiaries have no outstanding indebtedness or liabilities and are not party to or bound by any suretyship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar commitment with respect to the obligations, liabilities or indebtedness of any person, other than those specifically identified in the Pacific Financial Statements or which have been incurred in the ordinary course of business since the date of the most recent financial statements of Pacific filed on SEDAR.

(p)

No Material Change. Since July 31, 2013, except as disclosed in the Pacific Public Disclosure Record, there has been no material change in respect of Pacific and its subsidiaries taken as a whole, and the debt, business and material property of Pacific and its subsidiaries conform in all respects to the description thereof contained in the Pacific Public Disclosure Record; and there has been no dividend or distribution of any kind declared, paid or made by Pacific on any Pacific Shares.

(q)

Litigation. Except as disclosed in Schedule 3.1(q) of the Disclosure Letter, there are no material claims, actions, suits, grievances, complaints or proceedings pending or, to the knowledge of Pacific, threatened affecting Pacific or any of its subsidiaries or affecting any of their respective property or assets at law or in equity before or by any Governmental Entity, including matters arising under Environmental Laws. Neither Pacific nor any of its subsidiaries nor their respective assets or properties is subject to any outstanding material judgment, order, writ, injunction or decree.

(r)

Taxes. Except as disclosed in Schedule 3.1(r) of the Disclosure Letter, Pacific and each of its subsidiaries has duly and timely filed all Returns required to be filed by it prior to the date hereof, other than those which have been administratively waived, and all such Returns are complete and correct in all material respects and none of its declared tax credits has expired under the applicable statute of limitations:

(i)

Pacific and each of its subsidiaries has paid on a timely basis all Taxes which are due and payable, all assessments and reassessments, other than those which are being or have been contested in good faith and in respect of which reserves have been provided in the most recently published Pacific Financial Statements.

(ii)

Except as provided for in the Pacific Financial Statements, no material deficiencies, litigation, proposed adjustments or matters in controversy exist or have been asserted with respect to Taxes of Pacific or any of its subsidiaries, and neither Pacific nor any of its subsidiaries is a party to any action or proceeding for assessment or collection of Taxes and no such event has been asserted or, to the knowledge of Pacific, threatened against Pacific or any of its subsidiaries or any of their respective assets, that would reasonably be expected to have a Material Adverse Effect of Pacific.

(iii)

No claim has been made by any Governmental Entity in a jurisdiction where Pacific and any of its subsidiaries does not file Returns that Pacific or any of its subsidiaries is or may be subject to Tax by that jurisdiction.

(iv)

Other than as disclosed in Schedule 3.1(r) of the Disclosure Letter, there are no Liens for unpaid Taxes (other than in respect of Taxes not yet due and payable) upon any of the assets of Pacific or any of its subsidiaries.

(v)

Pacific and each of its subsidiaries has withheld or collected all amounts required to be withheld or collected by it on account of Taxes and has remitted all such amounts to the appropriate Governmental Entity when required by Law to do so, except where the failure to do so would not, individually or in the aggregate, result in a Material Adverse Effect of Pacific.

(vi)

There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection or assessment or reassessment of, Taxes due from Pacific or any of its subsidiaries for any taxable period and no request for any such waiver or extension is currently pending.

(vii)

Pacific and each of its subsidiaries have given to Oceana true, correct and complete copies of all their income and capital Tax returns, examination reports and statements of deficiencies for taxable periods, or transactions consummated, for which the applicable statutory periods of limitations have not expired, there are no omissions in the foregoing.

(viii)	The Pacific Shares are listed on a “designated stock exchange” as defined by the Tax Act.

(s)	Property.

(i)	Except as disclosed in Schedule 3.1(s) of the Disclosure Letter:

(A)

the Concessions are the only mining concessions, claims, leases, licenses, permits or other rights to explore for, exploit, develop, mine or produce minerals that are required to develop the Projects; and

(B)	the Lands are the only interest in real property, including licences, leases, rights of way, surface rights, easements or other real property interests that are required to develop the Projects.

(ii)

Except as disclosed in Schedule 3.1(s) of the Disclosure Letter, each Concession is in good standing and each Concession and all of the Lands are held by Pacific or its subsidiaries free and clear of all Liens. The Disclosure Letter sets out an up to date, true and accurate list in all material respects of (i) the interests of Pacific and its subsidiaries in each of the Concessions and Lands; and (ii) the agreement or document pursuant to which such Concessions and Lands were acquired by Pacific or its subsidiaries identified in the Disclosure Letter and Pacific or its subsidiary, as applicable, is lawfully authorized to hold the interests in the Concessions and the Lands set out in Schedule 3.1(s) of the Disclosure Letter. All rentals, payments and obligations, royalties, overriding royalty interests, production payments, net profits, interest burdens and other payments due or payable on or prior to the date hereof under or with respect to the Concessions and Lands have been properly and timely paid;

(iii)	Except as disclosed in Schedule 3.1(s) and Schedule 3.1(q) of the Disclosure Letter, and applying customary standards in the mining industry in El Salvador:

	(A)	each Concession has been properly located and recorded in compliance with applicable Laws and is comprised of valid and subsisting mineral claims in each case in all material respects;

	(B)	any and all assessment work required to be performed and filed under the Concessions has been performed and filed;

	(C)	any and all Taxes and other payments required to be paid in respect of the Concessions and the Lands have been paid;

	(D)	any and all filings required to be filed in respect of the Concessions and the Lands have been filed;

	(E)	Pacific or its subsidiaries have the exclusive right to deal with the Concessions and the Lands;

	(F)	no other Person has any material interest in the Concessions or the Lands or any right to acquire any such interest;

(G)

there are no back-in rights, earn-in rights, rights of first refusal, royalty rights or similar provisions which would materially affect Pacific’s or its subsidiaries’ interests in the Concessions or the Lands;

(H)

neither Pacific nor its subsidiaries have received any notice, whether written or oral from any Governmental Entity or any Person with jurisdiction or applicable authority of any revocation or intention to revoke or cancel Pacific’s or its subsidiaries’ interests in the Concessions;

(I)

neither Pacific nor its subsidiaries have received any compliance orders, citations, notices relating to non-compliance or alleged non-compliance, notice of proceedings relating to the revocation or adverse modification of any Concessions; and

(J)	the Concessions and the Lands are all of the material Concessions and Lands necessary for carrying on Pacific’s business as currently carried on.

(iv)

To the knowledge of Pacific and except as disclosed in Schedule 3.1(s) of the Disclosure Letter, Pacific has provided Oceana with access to full and complete copies of all exploration information and data within the possession or control of Pacific and its subsidiaries, including, without limitation, all geological, geophysical and geochemical information and data (including all drill, sample and assay results and all maps) and all technical reports, feasibility studies and other similar reports and studies concerning the Concessions, the Lands or the Projects and Pacific has the sole right, title, ownership and right to use all such information, data reports and studies.

(v)

Except as disclosed in Schedule 3.1(s) of the Disclosure Letter, all work and activities carried out on the Concessions and the Lands by Pacific or its subsidiaries or, to the knowledge of Pacific and its subsidiaries, by any other person appointed by Pacific or its subsidiaries have been carried out in all material respects in compliance with all applicable Laws, and neither Pacific nor its subsidiaries, nor, to the knowledge of Pacific and its subsidiaries, any other person, has received any notice of any material breach of any such applicable Laws.

(vi)

Pacific and its subsidiaries have made full disclosure to Oceana of all material facts of which each of Pacific and its subsidiaries has knowledge relating to the Concessions, the Lands and the Projects.

(vii)

Each of the Concessions is listed in Schedule 3.1(s) of the Disclosure Letter with the current status and the expiry date of each Concession. Each of the Lands is listed in Schedule 3.1(s) and is legally and beneficially owned directly or indirectly by Pacific.

(t)

Contracts. Schedule 3.1(t) of the Disclosure Letter includes a complete and accurate list of all Material Contracts to which Pacific or any of its subsidiaries is a party. All Material Contracts are in full force and effect, and Pacific or its subsidiaries are entitled to all rights and benefits thereunder in accordance with the terms thereof. Pacific has made available to Oceana for inspection true and completed copies of all Material Contracts, and all such Material Contracts have been provided to Oceana pursuant to its due diligence requests. All of the Material Contracts are valid and binding obligations of Pacific enforceable in accordance with their respective terms, except as may be limited by bankruptcy, insolvency and other laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction. Pacific and its subsidiaries have complied in all material respects with all terms of such Material Contracts, have paid all amounts due thereunder, have not waived any rights thereunder and no default or breach exists in respect thereof on the part of Pacific or any of its subsidiaries or, to the knowledge of Pacific or any of its subsidiaries, on the part of any other party thereto, and no event has occurred which, after the giving of notice or the lapse of time or both, would constitute such a default or breach or trigger a right of termination of any of the Material Contracts. As at the date hereof, neither Pacific nor any of its subsidiaries has received written notice that any party to a Material Contract intends to cancel, terminate or otherwise modify or not renew such Material Contract, and to the knowledge of Pacific, no such action has been threatened. Except as set out in Schedule 3.1(t) of the Disclosure Letter, neither Pacific nor any of its subsidiaries is a party to any Material Contract that contains any non-competition obligation or otherwise restricts in any material way the business of Pacific or any of its subsidiaries.

(u)

Permits. Except as disclosed in Schedule 3.1(u) of the Disclosure Letter, Pacific and each of its subsidiaries has obtained and is in compliance with all material Permits required by applicable Laws, necessary to conduct its current business as it is now being conducted or as intended to be conducted as set forth in the Pacific Public Disclosure Documents (which, for greater certainty, includes the exploration for and exploitation of mineral deposits). Neither Pacific nor any of its subsidiaries has knowledge of any facts, events or circumstances that would reasonably be expected to result in a failure to obtain or in a failure to be in compliance with such material Permits as are necessary to conduct its business as it is proposed to be conducted.

(v)	Intellectual Property.

	(i)	Neither Pacific nor any of its subsidiaries owns or licenses any material Intellectual Property; and

(ii)

There is no action, suit, proceeding or claim pending or to the best of Pacific’s knowledge, threatened by others challenging Pacific’s or its subsidiaries’ rights in or to any Intellectual Property or the validity or scope of any Intellectual Property owned, licensed or commercialized by Pacific or its subsidiaries which is used for the conduct of Pacific’s and its subsidiaries’ business as currently carried on and proposed to be carried on.

(w)	HSR Act.

As determined in accordance with the HSR Act and regulations thereunder, Pacific and all entities controlled by Pacific: (i) do not hold U.S. assets located in the United States having an aggregate fair market value in excess of US $70.9 million; and (ii) did not have aggregate sales in or into the United States in excess of US $70.9 million in Pacific’s most recent fiscal year.

(x)	Environmental Matters. To Pacific’s knowledge, each of Pacific and Pacific’s subsidiaries and their respective businesses, operations, and properties:

	(i)	is in material compliance with all Environmental Laws and all terms and conditions of all Environmental Permits;

	(ii)	has not received any order, request or notice from any person alleging a material violation of any Environmental Law;

(iii)

with respect to any land in which Pacific or any of its subsidiaries has acquired an interest, whether such land it currently owned by Pacific or any of its subsidiaries, there has have not been used by Pacific or any of its subsidiaries, or has no knowledge that third parties have used such land, to generate, manufacture, refine, treat, recycle, transport, store, handle, dispose, transfer, produce or process Hazardous Substances, except in compliance with all applicable Environmental Laws and except to the extent that a failure to so comply, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Pacific.

(iv)

(i) is not a party to any litigation or administrative proceeding, nor to the knowledge of Pacific has any litigation or administrative proceeding threatened against it or its property or assets, which in either case (1) asserts or alleges that it violated any Environmental Laws, (2) asserts or alleges that it is required to clean up, remove or take remedial or other response action due to the Release of any Hazardous Substances, or (3) asserts or alleges that it is required to pay all or a portion of the cost of any past, present or future cleanup, removal or remedial or other response action which arises out of or is related to the Release of any Hazardous Substances, (ii) has no knowledge of any conditions existing currently which could reasonably be expected to subject it to damages, penalties, injunctive relief or cleanup costs under any Environmental Laws or which require or are likely to require cleanup, removal, remedial action or other response by it pursuant to applicable Environmental Laws; and (iii) is not subject to any judgment, decree, order or citation related to or arising out of applicable Environmental Law and has not been named or listed as a potentially responsible party by any Governmental Entity in a matter arising under any Environmental Laws; and

(v)

is not involved in operations that would, and does not know of any facts, circumstances or conditions, including any Release of Hazardous Material, that would reasonably be expected to result in any Environmental Liabilities.

(y)

Mineral Reserves and Resources. The estimated proven and probable mineral reserves and estimated indicated, measured and inferred mineral resources disclosed in the Pacific Public Disclosure Record have been prepared and disclosed in all material respects in accordance with all applicable Laws. The information provided by Pacific to the Qualified Persons in connection with the preparation of such estimates was complete and accurate at the time such information was furnished. No Lands on which material mineral deposits are located are subject to illegal occupation. There has been no material reduction in the aggregate amount of estimated mineral reserves or estimated mineral resources of Pacific and its subsidiaries, taken as a whole, from the amounts disclosed in the Pacific Public Disclosure Record.

(z)	Regulatory.

(i)

Pacific and its Material Subsidiaries have operated and are currently operating in material compliance with all applicable Laws, including all applicable rules, regulations, guidelines and policies of any regulatory or governmental agency having jurisdiction over Pacific or its Material Subsidiaries or their respective activities (collectively, the “Regulatory Authorities”); and

(ii)

Pacific and its Material Subsidiaries have operated and are currently operating their respective businesses in compliance with all licenses, permits, authorizations, approvals registrations and consents of the Regulatory Authorities (the “Regulatory Authorizations”) in all material respects and have made all requisite material declarations and filings with the Regulatory Authorities. Pacific and its Material Subsidiaries have not received any written notices or other correspondence from the Regulatory Authorities regarding any circumstances that have existed or currently exist which would lead to a loss, suspension, or modification of, or a refusal to issue, any material Regulatory Authorization relating to its activities which would reasonably be expected to restrict, curtail, limit or adversely affect the ability of Pacific or its Material Subsidiaries to operate their respective businesses.

(aa)	Employee Benefits.

(i)

Pacific and each of its subsidiaries has complied, in all material respects, with the terms of all agreements, health, welfare, supplemental unemployment benefit, bonus, incentive, profit sharing, deferred compensation, stock purchase, stock compensation, stock option, disability, pension or retirement plans and other employee compensation or benefit plans, policies, arrangements, practices or undertakings, whether oral or written, formal or informal, funded or unfunded, insured or uninsured which are maintained by or binding upon Pacific or such subsidiary or in respect of which Pacific or any of its subsidiaries has any actual or potential liability (collectively, the “Pacific Benefit Plans”) and with all applicable Laws.

(ii)

Schedule 3.1(aa) of the Disclosure Letter sets forth a complete list of the Pacific Benefit Plans. Current and complete copies of all written Pacific Benefit Plans as amended to date or, where oral, written summaries of the terms thereof, and all booklets and communications concerning the Pacific Benefit Plans which have been provided to persons entitled to benefits under the Pacific Benefit Plans have been delivered or made available to Oceana, together with copies of all material documents relating to the Pacific Benefit Plans.

(iii)

Each Pacific Benefit Plan is and has been established, registered (if required), qualified, invested and administered, in all material respects, in compliance with the terms of such Pacific Benefit Plan (including the terms of any documents in respect of such Pacific Benefit Plan), all applicable Laws.

(iv)

All obligations of Pacific or any of its subsidiaries regarding the Pacific Benefit Plans have been satisfied in all material respects and no Taxes are owing or exigible under any of the Pacific Benefit Plans by Pacific or its subsidiaries. All employer and employee payments, contributions and premiums required to be remitted, paid to or in respect of each Pacific Benefit Plan have been paid or remitted in a timely fashion in accordance with its terms and all applicable Laws except as disclosed in Schedule 3.1(aa) of the Disclosure Letter.

(v)

Each Pacific Benefit Plan is insured or funded in compliance with the terms thereof, all applicable Laws and is in good standing with such Governmental Entities as may be applicable and, as of the date hereof, no currently outstanding notice of under-funding, non-compliance, failure to be in good standing or otherwise has been received by Pacific or any of its subsidiaries from any such Governmental Entities.

(vi)

To the knowledge of Pacific, (i) no Pacific Benefit Plan is subject to any pending investigation, examination or other proceeding, action or claim initiated by any Governmental Entity, or by any other party (other than routine claims for benefits), and (ii) there exists no state of facts which after notice or lapse of time or both would reasonably be expected to give rise to any such investigation, examination or other proceeding, action or claim or to affect the registration or qualification of any Pacific Benefit Plan required to be registered or qualified.

(vii)

Pacific and its subsidiaries have no formal plan and have made no promise or commitment, whether legally binding or not, to create any additional Pacific Benefit Plan or to improve or change the benefits provided under any Pacific Benefit Plan.

(viii)

Except as disclosed in Schedule 3.1(aa) of the Disclosure Letter, none of the Pacific Benefit Plans provide benefits beyond retirement or other termination of service to employees or former employees or to the beneficiaries or dependants of such employees and where there are such Pacific Benefit Plans disclosed in Schedule 3.1(aa), each such Pacific Benefit Plan may be amended or terminated at any time without incurring any liability thereunder other than in respect of claims incurred prior to such amendment or termination.

(ix)

Except as disclosed in Schedule 3.1(aa) of the Disclosure Letter, neither the execution and delivery of this Agreement by Pacific nor completion of the Arrangement pursuant to the Plan of Arrangement nor compliance by Pacific with any of the provisions hereof shall, subject to Section 5.5, result in any payment (including severance, unemployment compensation, bonuses or otherwise) becoming due to any director or employee of Pacific or any of its subsidiaries or result in any increase or acceleration of contributions, liabilities or benefits or acceleration of vesting, under any Pacific Benefit Plan or restriction held in connection with a Pacific Benefit Plan.

(bb)	Labour and Employment.

(i)

Schedule 3.1(bb) of the Disclosure Letter sets forth a complete list of all employees of Pacific and any of its subsidiaries, together with their titles, service dates and material terms of employment, including current wages, salaries or hourly rate of pay, and bonus (whether monetary or otherwise). Except as disclosed in Schedule 3.1(bb) of the Disclosure Letter, no such employee is on long-term disability leave, extended absence or workers’ compensation leave. As at the date hereof, none of the employees of Pacific or its subsidiaries has indicated an intention to resign their employment. All current assessments under applicable workers compensation legislation in relation to the employees listed in Schedule 3.1(bb) of the Disclosure Letter have been paid or accrued by Pacific and its subsidiaries, as applicable, and Pacific and its subsidiaries are not subject to any special or penalty assessment under such legislation which has not been paid.

(ii)

Except for those written employment contracts with salaried employees of Pacific and any of its subsidiaries identified in Schedule 3.1(bb) of the Disclosure Letter, there are no written contracts of employment entered into with any such employees or any oral contracts of employment. Except for those agreements or provisions described in Schedule 3.1(bb) of the Disclosure Letter, no employee of Pacific or any of its subsidiaries is party to a change of control, severance, termination, golden parachute or similar agreement or provision or would receive payments under such agreement or provision as a result of the Arrangement.

(iii)

Neither Pacific nor any of its subsidiaries is party to any collective agreements, either directly or by operation of law, with any trade union or association which may qualify as a trade union. There are no outstanding or, to the knowledge of Pacific, threatened labour tribunal proceedings of any kind, including unfair labour practice proceedings or any proceedings which could result in certification of a trade union as bargaining agent for any employees of Pacific or any of its subsidiaries. There are no threatened or apparent union organizing activities involving employees of Pacific or any of its subsidiaries nor is Pacific or any of its subsidiaries currently negotiating any collective agreement.

(cc)

Compliance with Laws. Pacific and its subsidiaries have complied with and are not in violation of any applicable Laws, other than non-compliance or violations which would not, individually or in the aggregate, have a Material Adverse Effect on Pacific.

(dd)

Absence of Cease Trade Orders. No order ceasing or suspending trading in the Pacific Shares (or any of them) or any other securities of Pacific is outstanding and no proceedings for this purpose have been instituted or, to the knowledge of Pacific, are pending, contemplated or threatened.

(ee)

Related Party Transactions. Except as contemplated hereby or as disclosed in Schedule 3.1(ee) of the Disclosure Letter, there are no Contracts or other transactions currently in place between Pacific or any of its subsidiaries, on the one hand, and: (i) to the knowledge of Pacific, any officer or director of Pacific or any of its subsidiaries; (ii) to the knowledge of Pacific, any holder of record or, to the knowledge of Pacific, beneficial owner of 10% or more of the Pacific Shares; and (iii) to the knowledge of Pacific, any affiliate or associate of any such, officer, director, holder of record or beneficial owner, on the other hand.

(ff)

Expropriation. Except as described in the arbitration claim referenced in Section 3.1(pp), no part of the property or assets of Pacific or any of its subsidiaries has been taken, condemned or expropriated by any Governmental Entity nor has any written notice or proceeding in respect thereof been given or commenced nor does Pacific or any of its subsidiaries know of any intent or proposal to give such notice or commence any such proceedings.

(gg)	Registration Rights. No Pacific Shareholder has any right to compel Pacific to register or otherwise qualify the Pacific Shares (or any of them) for public sale or distribution.

(hh)

Rights of Other Persons. Other than as disclosed in Schedule 3.1(hh) of the Disclosure Letter, no person has any right of first refusal or option to purchase or any other right of participation in any of the material properties or assets owned by Pacific or any of its subsidiaries, or any part thereof.

(ii)

Restrictions on Business Activities. Other than as disclosed in Schedule 3.1(q) of the Disclosure Letter, there is no arbitral award, judgment, injunction, constitutional ruling, order or decree binding upon Pacific or any of its subsidiaries that has or could reasonably be expected to have the effect of prohibiting, restricting, or impairing any business practice of any of them, any acquisition or disposition of property by any of them, or the conduct of the business by any of them as currently conducted, which could reasonably be expected to have a Material Adverse Effect on Pacific.

(jj)

Brokers. Except as disclosed in Schedule 3.1(jj) of the Disclosure Letter, no broker, investment banker, financial advisor or other person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Pacific, and the aggregate amount of such fees that may become payable in respect of all such arrangements is set out in Schedule 3.1(jj) to the Disclosure Letter.

(kk)

Fees and Expenses. Schedule 3.1(kk) of the Disclosure Letter sets forth (A) the amount of fees and expenses reasonably attributable to this Agreement and the transactions contemplated hereby that Pacific has incurred to date and an estimate of the amount of fees and expenses that Pacific expects to incur by the Effective Date (other than the fees and expenses payable to those brokers identified in Schedule 3.1(kk) of the Disclosure Letter) and (B) the amount of such fees and expenses that has been paid to date.

(ll)

Insurance. As of the date hereof, Pacific and its subsidiaries have such policies of insurance as are listed in Schedule 3.1(ll) of the Disclosure Letter. All insurance policies maintained by Pacific or any of its subsidiaries are in full force and effect and in good standing and neither Pacific nor any of its subsidiaries is in default, whether as to payment of premium or otherwise, under the terms of any such insurance policy nor has Pacific or any of its subsidiaries failed to give any notice or present any material claim under any such insurance policy in a due and timely fashion or received notice or otherwise become aware of any intent of an insurer to either claim any default on the part of Pacific or any of its subsidiaries or not to renew any policy of insurance on its expiry or to increase any deductible or cost, except where such failure or default or other event would not reasonably be expected to have a Material Adverse Effect on Pacific.

(mm)

Due Diligence Information. All information provided to Oceana by Pacific in relation to Oceana’s due diligence requests was accurate in all material respects as of the date on which it was provided. There has not been a material change to any of such information since the date on which it was provided to Oceana and such information continues to be accurate in all material respects.

(nn)	United States Securities Laws.

	(i)	Pacific is a “foreign private issuer” as defined in Rule 3b-4 under the U.S. Exchange Act; and

	(ii)	Pacific is not an “investment company” as defined in the United States Investment Company Act of 1940, as amended.

(oo)

Inactive Subsidiaries. Other than as set out in Schedule 3.1(i) of the Disclosure Letter, each of Minera Pacific Rim S.A., Exploradora Pacific Rim S.A.C., Pacific Rim Chile Ltda., PacRim Caribe and PacRim Carbe III is an indirect, wholly owned subsidiary of Pacific and, other than as set out in Schedule 3.1(r) of the Disclosure Letter, has no outstanding indebtedness or liabilities and is not party to or bound by any suretyship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar commitment with respect to the obligations, liabilities or indebtedness of any person and has not carried on any active business for more than 5 years.

(pp)

Arbitration. Neither the authorization, execution and delivery of this Agreement by Pacific nor the completion of the transactions contemplated by this Agreement or the Arrangement pursuant to the Plan of Arrangement, nor the performance of its obligations thereunder, nor compliance by Pacific with any of the provisions hereof will adversely affect or prejudice Pacific’s position legally or factually with respect to the arbitration claim being heard at the International Centre for the Settlement of Investment Disputes with respect to the El Dorado and the Santa Rita gold projects.

(qq)	Material Subsidiaries. The Material Subsidiaries are the only subsidiaries material to Pacific and to the business, prospects, results of operations and financial condition of Pacific.

(rr)

SEC Filings. Pacific has been subject to reporting obligations for at least 12 months and made all required SEC filings for 12 months prior to the date of this Agreement, including its Form 20-F or 40-F for the prior fiscal year ended if due prior thereto.

(ss)

Remance Letter Agreement. The letter agreement dated August 18, 2010 among Compañia Minera Clifton S.A., Pacific and Minera Verde S.A. granting Pacific the option to acquire Compañia Minera Clifton S.A.’s right, title and interest in the mineral concession known as the Remance Concession located in Panama was validly entered into by the parties thereto and none of such parties is in default of its obligations pursuant to such letter agreement and such agreement is in good standing as of the date hereof.

(tt)

Anti-Corruption. There have been no actions taken by Pacific or any of its subsidiaries or, to the knowledge of Pacific, by any Persons on behalf of Pacific or its subsidiaries, that would cause Pacific or any of its subsidiaries or such Persons to be in violation of the Corruption of Foreign Public Officials Act (Canada), as amended, the Foreign Corrupt Practices Act of 1977 (United States), as amended, or any similar legislation prohibiting corruption, bribery or money laundering in any jurisdiction in which Pacific and any of its subsidiaries conduct their business and to which Pacific and any of its subsidiaries may be subject.

3.2                    Survival of Representations and Warranties

                          The representations and warranties of Pacific contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF SUBCO AND OCEANA

4.1                    Representations and Warranties

                          Each of Subco and Oceana hereby represents and warrants to and in favour of Pacific as follows, and acknowledges that Pacific is relying upon such representations and warranties in connection with the entering into of this Agreement:

(a)

Authority Relative to this Agreement. Each of Subco and Oceana has the requisite corporate authority and capacity to enter into and to perform its respective obligations under this Agreement. The execution and delivery of this Agreement by each of Oceana and Subco, and the performance of its respective obligations thereunder has been authorized by its respective board of directors and no other corporate proceedings on its part are necessary to authorize this Agreement. This Agreement has been duly executed and delivered by each of Subco and Oceana and constitutes a legal, valid and binding obligation of each of Subco and the Oceana enforceable against it in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(b)

Organization and Qualification. Oceana and each of its subsidiaries is a corporation duly incorporated or an entity duly created and validly existing under all applicable Laws of its jurisdiction of incorporation, continuance or creation and has all necessary corporate or other power, authority and capacity to own its property and assets as now owned and to carry on its business as it is now being conducted. Oceana and each of its subsidiaries (a) has all Permits necessary to conduct its business substantially as now conducted, and (b) is duly registered or otherwise authorized and qualified to do business and each is in good standing in each jurisdiction in which the character of its properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such qualification necessary, except where the failure to be so registered or in good standing or to have such Permits would not reasonably be expected to have a Material Adverse Effect on Oceana.

(c)

No Material Change. Since December 31, 2012, except as disclosed in the Oceana Public Disclosure Record, there has been no material change in respect of Oceana and its subsidiaries, taken as a whole, and there has been no dividend or distribution of any kind declared, paid or made by Oceana on any Oceana Shares.

(d)

No Violations. Neither the execution and delivery of this Agreement by Subco or Oceana, nor the completion of the Arrangement pursuant to the Plan of Arrangement nor compliance by each of Subco and Oceana with any of the provisions hereof will violate, conflict with, or result in a breach of any material provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under (A) notice of articles or the articles governing Subco or Oceana or (B) any material contract or other instrument or obligation to which Subco or Oceana or any of their respective subsidiaries is a party or to which any of them, or any of their respective properties or assets, may be subject or by which Subco or Oceana or any of their respective subsidiaries is bound and, in each case, individually or in the aggregate would materially adversely affect Subco’s or Oceana’s ability to perform its obligations under this Agreement or (C) violate any Law applicable to Subco or Oceana or any of their respective subsidiaries or any of their respective properties or assets.

(e)

Capitalization. The authorized share capital of Oceana consists of an unlimited number of Oceana Shares and an unlimited number of preference shares, issuable in series (“Oceana Preference Shares”). As of the close of business on October 7, 2013, 293,587,920 Oceana Shares are issued and outstanding, no Oceana Preference Shares are issued and outstanding, and an aggregate of up to 37,958,916 Oceana Shares are issuable upon the exercise of 5,863,578 Oceana Options, 1,000 Oceana Convertible Notes, and 3,672,098 Oceana Performance Rights and there are no options, warrants, conversion privileges or other rights, shareholder rights plans, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) of any character whatsoever requiring or which may require the issuance, sale or transfer by Oceana of any securities of Oceana (including Oceana Shares), or any securities or obligations convertible into, or exchangeable or exercisable for, or otherwise evidencing a right or obligation to acquire, any securities of Oceana (including Oceana Shares) or subsidiaries of Oceana. Other than Oceana Convertible Securities, there are no securities of Oceana or of any of its subsidiaries outstanding which have the right to vote generally (or are convertible into or exchangeable for securities having the right to vote generally) with the Oceana Shareholders on any matter. There are no outstanding contractual or other obligations of Oceana or any subsidiary to repurchase, redeem or otherwise acquire any of its securities or with respect to the voting or disposition of any outstanding securities of any of its subsidiaries, other than the Oceana Options. There are no outstanding bonds, debentures or other evidences of indebtedness of Oceana or any in its subsidiaries having the right to vote with the holders of the outstanding Oceana Shares on any matters.

(f)

Reporting Status and Securities Laws Matters. Oceana is a “reporting issuer” and not on the list of reporting issuers in default under applicable Canadian provincial Securities Laws in each of the Provinces and Territories of Canada. No delisting, suspension of trading in or cease trading order with respect to any securities of and, to the knowledge of Subco, no inquiry or investigation (formal or informal) of any Securities Authority, is in effect or ongoing or, to the knowledge of Subco, expected to be implemented or undertaken.

(g)

Public Filings. Oceana has filed all documents in the Oceana Public Disclosure Record required to be filed by it in accordance with applicable Securities Laws with the Securities Authorities or the Exchange. All such documents and information comprising the Oceana Public Disclosure Record, as of their respective dates (and the dates of any amendments thereto), (1) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, and (2) complied in all material respects with the requirements of applicable Securities Laws, and any amendments to the Oceana Public Disclosure Record required to be made have been filed on a timely basis with the Securities Authorities or the Exchange. Oceana has not filed any confidential material change report with any Securities Authorities that at the date of this Agreement remains confidential. There has been no change in a material fact or a material change (as those terms are defined under the Securities Act) in any of the information contained in the Oceana Public Disclosure Record, except for changes in material facts or material changes that are reflected in a subsequently filed document included in the Oceana Public Disclosure Record.

(h)

Oceana Financial Statements. Oceana’s audited financial statements as at and for the fiscal years ended December 31, 2012, 2011 and 2010 (including the notes thereto and related MD&A) and Oceana’s unaudited financial statements as at and for the six months ended June 30, 2013 (the “Oceana Financial Statements”) were prepared in accordance with GAAP consistently applied (except as otherwise indicated in such financial statements and the notes thereto or in the related report of Oceana’s independent auditors) and fairly present in all material respects the consolidated financial position, results of operations and changes in financial position of Subco and its subsidiaries as of the dates thereof and for the periods indicated therein and reflect reserves required by GAAP in respect of all material contingent liabilities, if any, of Oceana and its subsidiaries on a consolidated basis. There has been no material change in Oceana accounting policies, except as described in the notes to the Oceana Financial Statements, since June 30, 2013.

(i)

Issuance of Oceana Shares. The Oceana Shares to be issued as the Consideration will, when issued pursuant to the Arrangement, be duly and validly issued as fully paid and non-assessable common shares in the capital of Oceana.

(j)

Absence of Cease Trade Orders. No order ceasing or suspending trading in Oceana Shares (or any of them) or any other securities of Oceana is outstanding and no proceedings for this purpose have been instituted or, to the knowledge of Oceana, are pending, contemplated or threatened.

(k)

Compliance with Laws. Oceana and its subsidiaries have complied with and are not in violation of any applicable Laws, other than non-compliance or violations which would not, individually or in the aggregate, have a Material Adverse Effect on the business, prospects, results of operations or financial condition of Oceana and its subsidiaries, taken as a whole.

(l)	United States Securities Laws

	(i)	Oceana is a “foreign private issuer” as defined in Rule 3b-4 under the U.S. Exchange Act;

(ii)

No securities of Oceana are registered or required to be registered under Section 12 of the U.S. Exchange Act, and Oceana is not required to file reports under Section 13 or Section 15(d) of the U.S. Exchange Act, and

	(iii)	Oceana is not an “investment company” as defined in the United States Investment Company Act of 1940, as amended.

(m)

No Undisclosed Liabilities. Oceana and its subsidiaries have no outstanding undisclosed indebtedness or liabilities and are not party to or bound by any suretyship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar commitment with respect to the obligations, liabilities or indebtedness of any person, other than those specifically identified in the Oceana Financial Statements or incurred in the ordinary course of business since the date of the most recent financial statements of Oceana filed on SEDAR.

(n)

Litigation. Except as disclosed by Oceana in the Oceana Public Disclosure Record, there are no material claims, actions, suits, grievances, complaints or proceedings pending or, to the knowledge of Oceana, threatened affecting Oceana or any of its subsidiaries or affecting any of their respective property or assets at law or in equity before or by any Governmental Entity, including matters arising under Environmental Laws. Neither Oceana nor any of its subsidiaries nor their respective assets or properties is subject to any outstanding material judgment, order, writ, injunction or decree.

(o)

Mineral Reserves and Resources. There has been no material reduction in the aggregate amount of estimated mineral reserves or estimated mineral resources of Oceana and its subsidiaries, taken as a whole, from the amounts disclosed in the Oceana Public Disclosure Record.

4.2                    Survival of Representations and Warranties

                          The representations and warranties of Subco and Oceana contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 5
COVENANTS OF PACIFIC AND OCEANA

5.1                    Covenants of Pacific Regarding the Conduct of Business

                          Pacific covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except as required by this Agreement, including without limitation pursuant to Section 6.3(a), applicable Laws or any Governmental Entities or consented to by Oceana in writing, Pacific shall, and shall cause each of its subsidiaries to, conduct its business in the ordinary course of business consistent with past practice. Without limiting the generality of the foregoing, from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except as required or permitted by this Agreement, Pacific shall not, nor shall it permit any of its subsidiaries to, directly or indirectly, without the prior written consent of Oceana (which consent shall not be unreasonably withheld or delayed):

(a)

take any action except in the ordinary course of business of Pacific and its subsidiaries, and Pacific shall use commercially reasonable efforts to maintain and preserve its and its subsidiaries’ business organization, assets, employees, goodwill and business relationships;

(b)

(i) amend its notice of articles or articles; (ii) split, combine or reclassify any shares in the capital of Pacific or any of its subsidiaries, or declare, set aside or pay any dividend or other distribution or payment (whether in cash, securities or property or any combination thereof) in respect of the Pacific Shares owned by any person or the securities of any subsidiary owned by a person other than Pacific other than, in the case of any subsidiary wholly-owned by Pacific, any dividends payable to Pacific or any other wholly-owned subsidiary of Pacific; (iii) issue, grant, deliver, sell or pledge, or agree to issue, grant, deliver, sell or pledge, any shares of Pacific or its subsidiaries, or any Pacific Convertible Securities or similar rights convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares or other securities of Pacific or its subsidiaries, other than (A) the issuance of Pacific Shares issuable pursuant to the terms of the outstanding Pacific Convertible Securities, (B) transactions in the ordinary course of business and consistent with past practices between two or more Pacific wholly-owned subsidiaries or between Pacific and a Pacific wholly- owned subsidiary, and (C) as required under applicable Law or existing Material Contracts set forth in Schedule 3.1(t) of the Disclosure Letter; (iv) redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, any outstanding securities of Pacific or any of its subsidiaries, (v) amend the terms of any of its securities, other than the actions of the Pacific Board in accelerating the vesting of, and in extending the expiry date of, all Pacific Options held by the directors, officers, employees and consultants of Pacific or its subsidiaries, respectively, who cease to be directors, officers, employees or consultants of Pacific or its subsidiaries at any time during the time period commencing immediately prior to the Effective Date and ending on the first anniversary of the Effective Date, such expiry dates to be extended to the date which is the earlier of: (a) the date which is 365 days from the Effective Date; and (b) the original expiry date of such Pacific Options; (vi) adopt a plan of liquidation or resolution providing for the liquidation or dissolution of Pacific or any of its subsidiaries; (vii) amend its accounting policies or adopt new accounting policies, in each case except as required in accordance with GAAP; (viii) make or amend any Tax election, change any method of Tax accounting, settle or compromise any Tax liability, file any material amended Tax Return, enter into a closing agreement, surrender any right to claim a material Tax refund, or consent to the extension or waiver of the limitation period applicable to any material Tax claim or assessment; or (ix) enter into, modify or terminate any Contract with respect to any of the foregoing;

(c)

except in the ordinary course of business consistent with past practice and other than the Pacific Loan and the Promissory Note, (i) sell, pledge, hypothecate, lease, license, sell and lease back, mortgage, dispose of or encumber or otherwise transfer, any assets, securities, properties, interests or businesses of Pacific or any of its subsidiaries; (ii) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets or otherwise), directly or indirectly, any assets, securities, properties, interests, businesses, corporation, partnership or other business organization or division thereof, or make any investment either by the purchase of securities, contributions of capital, property transfer, or purchase of any other property or assets of any other person, for an amount greater than $100,000; (iii) incur, create, assume or otherwise become liable for, any indebtedness for borrowed money or any other liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person, or make any loans, capital contributions, investments or advances; (iv) pay, discharge or satisfy any material claims, liabilities or obligations; (v) waive, release, grant or transfer any rights of material value; or (vi) authorize or propose any of the foregoing, or enter into or modify any Contract to do any of the foregoing;

(d)

enter into or modify any Contract or series of Contracts resulting in a new Contract or series of related new Contracts or modifications to an existing Contract or series of related existing Contracts outside of the ordinary course of business;

(e)

other than as is necessary to comply with applicable Laws or Contracts, or in accordance with the Pacific Benefit Plans and other than in respect of the acceleration of and extension of the expiry dates of Pacific Options as set forth in Section 5.1(b)(v) hereof, (i) grant to any officer, employee or director of Pacific or any of its subsidiaries an increase in compensation in any form, or grant any general salary increase, (ii) make any loan to any officer, employee, or director of Pacific or any of its subsidiaries, (iii) take any action with respect to the grant of any severance, change of control, bonus or termination pay to, or enter into any employment agreement, deferred compensation or other similar agreement (or amend such existing agreement) with, or hire or terminate employment (except for just cause) of, any officer, employee or director of Pacific or any of its subsidiaries, (iv) increase any benefits payable under any existing severance or termination pay policies or employment agreements, or adopt or materially amend or make any contribution to any Pacific Benefit Plan or other bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of directors, officers or employees or former directors, officers, employees of Pacific or any of its subsidiaries; (v) increase compensation, bonus levels or other benefits payable to any director, executive officer or employee of Pacific or any of its subsidiaries; (vi) provide for accelerated vesting, removal of restrictions or an exercise of any stock based or stock related awards (including stock options, stock appreciation rights, deferred share units, performance units and restricted share awards) upon a change of control occurring on or prior to the Effective Time; or (vii) establish, adopt or amend (except as required by applicable Law) any collective bargaining agreement or similar agreement;

(f)

settle, pay, discharge, satisfy, compromise, waive, assign or release (i) any action, claim or proceeding brought against Pacific and/or any of its subsidiaries; or (ii) any action, claim or proceeding brought by any present, former or purported holder of its securities in connection with the transactions contemplated by this Agreement or the Plan of Arrangement;

(g)

enter into any agreement or arrangement that limits or otherwise restricts in any material respect Pacific or any of its subsidiaries or any successor thereto, or that would, after the Effective Time, limit or restrict in any material respect Pacific or any of its subsidiaries from competing in any manner;

(h)	waive, release or assign any material rights, claims or benefits of Pacific or any of its subsidiaries;

(i)

other than in the ordinary course of business consistent with past practice, (i) enter into any agreement that if entered into prior to the date hereof would be a Material Contract; (ii) modify, amend in any material respect, transfer or terminate any Material Contract, or waive, release or assign any material rights or claims thereto or thereunder;

(j)

change any method of Tax accounting, make or change any Tax election, file any materially amended Return, settle or compromise any Tax liability, agree to an extension or waiver of the limitation period with respect to the assessment, reassessment or determination of Taxes, enter into any closing agreement with respect to any Tax or surrender any right to claim a material Tax refund;

(k)

take any action or fail to take any action which action or failure to act would result in the material loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any Governmental Entities to institute proceedings for the suspension, revocation or limitation of rights under, any material Permits from any Governmental Entities necessary to conduct its businesses as now conducted or as proposed to be conducted;

(l)

take any action or fail to take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Pacific to consummate the Arrangement, or the other transactions contemplated by this Agreement;

(m)

take any action or enter into any transaction that would preclude the Canadian tax “bump” rules from applying upon an amalgamation or winding-up of Pacific (or its successor by amalgamation) including pursuant to paragraph 88(1)(c) of the Tax Act, in calculating the tax cost of capital property distributed to Oceana for purposes of paragraph 88(1)(d) of the Tax Act, the amount determined under paragraph 88(1)(d);

(n)	fail to file or furnish with the SEC, on a timely basis, all reports and documents required to be filed by Pacific under the U.S. Exchange Act; or

(o)	agree, resolve or commit to do any of the foregoing.

                          Pacific shall use its commercially reasonable efforts to cause the current insurance (or re-insurance) policies maintained by Pacific or any of its subsidiaries, including directors’ and officers’ insurance, not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductions and providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect; provided that, subject to Section 7.6, none of Pacific or any of its subsidiaries shall obtain or renew any insurance (or re-insurance) policy for a term exceeding 12 months.

                          Subject to compliance with applicable competition or anti-trust laws, Pacific shall promptly notify Oceana in writing of any circumstance or development that, to the knowledge of Pacific, is or could reasonably be expected to constitute a Material Adverse Effect on Pacific.

5.2                    Covenants of Pacific Relating to the Arrangement

                          Pacific shall and shall cause its subsidiaries to perform all obligations required or desirable to be performed by Pacific or any of its subsidiaries under this Agreement, co-operate with Subco and Oceana in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective the transactions contemplated  in this Agreement and, without limiting the generality of the foregoing, Pacific shall and, where applicable, shall cause its subsidiaries to:

(a)	immediately defer the separation time of the SRP Rights under the Pacific Shareholder Rights Plan and continue to defer the separation time unless otherwise requested by Oceana;

(b)

promptly, and in any event within five business days following the date of this Agreement, provide to Oceana (if providing a copy of such agreement is not prohibited by the terms of such agreement) a copy of each confidentiality and/or standstill agreement which has been entered into by Pacific and any third party pursuant to which confidential information of Pacific has been provided to such third party;

(c)

on or immediately prior to the Effective Date or on such earlier date as Oceana may request and as may be permitted, waive, suspend the operation of or otherwise render the Shareholder Rights Plan inoperative or ineffective as regards the Plan of Arrangement, it being understood that Pacific will have no obligation to take any such action until all other conditions to the Plan of Arrangement have been satisfied or waived;

(d)

subject to obtaining confirmation that insurance coverage is maintained as contemplated in Section 7.6.1, and provided that the Effective Date has occurred, it shall use its reasonable commercial efforts to cause such members of the Pacific Board to resign as Oceana may require, at the time and in the manner requested by Oceana, as of the Effective Date, with a nominee of Oceana to be appointed to the Pacific Board immediately after each such resignation;

(e)

apply for and use its commercially reasonable efforts to obtain all Key Regulatory Approvals relating to Pacific or any of its subsidiaries which are typically applied for by an offeree and, in doing so, keep Oceana reasonably informed as to the status of the proceedings related to obtaining the Key Regulatory Approvals, including providing Oceana with copies of all related applications and notifications, in draft form (except where such material is confidential in which case it will be provided (subject to applicable Laws) to Oceana’s outside counsel on an “external counsel” basis), in order for Oceana to provide its comments thereon, which shall be given due and reasonable consideration;

(f)

use its commercially reasonable efforts to obtain as soon as practicable following execution of this Agreement all third party consents, approvals and notices required under any of the Material Contracts, and all Third Party Consents;

(g)	elect in its return of income under Part I of the Tax Act for its taxation year ending immediately before the acquisition of control of Pacific not to have subsection 256(9) of the Tax Act apply;

(h)

Pacific will at all times keep Oceana apprised in all material respects of the status of the arbitration claim being heard at the International Center for the Settlement of Investment Disputes with respect to the El Dorado gold project and shall not settle or compromise any claim or consent to the entry of any judgment or make any material decisions with respect to such arbitration or materially advance such arbitration without the prior written consent of Oceana; and

(i)	defend all lawsuits or other legal, regulatory or other proceedings against Pacific challenging or affecting this Agreement or the consummation of the transactions contemplated hereby.

5.3                    Covenants of Oceana Regarding the Performance of Obligations

5.3.1                  Oceana shall, and shall cause its subsidiaries to, perform all obligations required or desirable to be performed by Oceana or any of Oceana’s subsidiaries under this Agreement, co-operate with Pacific in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, Oceana shall and where appropriate shall cause its subsidiaries to:

(a)	Oceana shall use commercially reasonable efforts to maintain and preserve its and its subsidiaries’ business organization, assets, employees, goodwill and business relationships;

(b)

apply for and use its commercially reasonable efforts to obtain all Key Regulatory Approvals relating to Oceana or any of Oceana’s subsidiaries which are typically applied for by an offeror and, in doing so, keep Pacific reasonably informed as to the status of the proceedings related to obtaining the Key Regulatory Approvals, including providing Pacific with copies of all related applications and notifications in draft form (except where such material is confidential in which case it will be provided (subject to applicable Laws) to Pacific’s outside counsel on an “external counsel” basis), in order for Pacific to provide its reasonable comments thereon;

(c)

subject to the terms and conditions of this Agreement and of the Plan of Arrangement and applicable Laws, pay the aggregate Consideration to be paid pursuant to the Arrangement at the time provided herein;

(d)	defend all lawsuits or other legal, regulatory or other proceedings against Oceana challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

(e)

not take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Oceana or Subco to consummate the Arrangement, or the other transactions contemplated by this Agreement;

(f)

following the Effective Time, it will take all steps required and cause Pacific or its successor to take all steps required to fulfill the obligations of Pacific or its successor to deliver Oceana Shares on any exercise of Pacific Options;

(g)	subject to applicable Law (including the rules or policies of the Exchange) vote any Pacific Shares beneficially owned by it in favour of the Arrangement;

(h)

apply for and use commercially reasonable efforts to obtain conditional approval of the listing and posting for trading on the TSX of the Oceana Shares comprising the Consideration and all Oceana Shares that would be issued on the exercise of any Pacific Options outstanding at the Effective Time, subject only to satisfaction by Oceana of customary post-closing conditions imposed by the TSX in similar circumstances (the “Standard Listing Conditions”); and

(i)

from the date hereof until the earlier of (a) the Effective Date; and (b) the date of termination of this Agreement; and (c) repayment of the Loan in full, make the Pacific Loan available to Pacific in a series of draws, provided that no Event of Default (as defined in the Promissory Note) has occurred and is continuing and provided that Pacific has delivered to Oceana the monthly Budget (as defined in the Promissory Note) acceptable to Oceana, acting reasonably, all on the terms and conditions of the Promissory Note, and Oceana shall disburse to Pacific the Principal Sum (as defined in the Promissory Note) upon the receipt by Oceana of written draw requests from Pacific from time to time pursuant to the terms of the Promissory Note, and Oceana shall record the Principal Sum from time to time on the Grid (as defined in the Promissory Note), all on the terms and conditions of the Promissory Note.

5.3.2                 If, at any time prior to the Effective Date, Oceana effects a split, consolidation or other alteration of the issued and outstanding Oceana Shares such that the Share Exchange Ratio no longer reflects the intention of the Parties in relation to the effect of the exchange of shares contemplated by the Arrangement, the Parties shall make such adjustments to the Share Exchange Ratio as, they together, acting in good faith, determine to be equitable in the circumstances. If the Parties cannot agree to such adjustments, under this Section 5.3.2, such adjustments shall be determined by the accountants or the auditors of Oceana and Pacific, and the determination of such accountants or auditors shall be binding upon Oceana, Pacific and Pacific Shareholders.

                          In addition, if, prior to the Effective Time, Oceana amalgamates or merges with or into any other corporation or other entity (other than an amalgamation or merger which does not result in any reclassification of the outstanding Oceana Shares or a change of the Oceana Shares into other shares), the Board of Directors of Oceana shall make commercially reasonable efforts to confirm that, pursuant to the Arrangement, Pacific Shareholders are entitled to receive, in lieu of the number of Oceana Shares to which they were theretofore entitled under the Arrangement, the aggregate number of shares, other securities or other property which such holder would have been entitled to receive as a result of the transaction if, on the effective date or record date thereof, as the case may be, it had been the registered holder of the number of Oceana Shares to which such holder was entitled upon completion of the Arrangement.

5.4                    Mutual Covenants

                          Each of the Parties covenants and agrees that, except as contemplated in this Agreement, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms:

(a)

it shall, and shall cause its subsidiaries to, use commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder as set forth in Article 6 to the extent the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Plan of Arrangement, including using its commercially reasonable efforts to: (i) obtain all Key Regulatory Approvals required to be obtained by it; (ii) effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the Plan of Arrangement; (iii) oppose, lift or rescind any injunction or restraining order against it or other order or action against it seeking to stop, or otherwise adversely affecting its ability to make and complete, the Plan of Arrangement; and (iv) co- operate with the other Party in connection with the performance by it and its subsidiaries of their obligations hereunder; in addition, subject to the terms and conditions of this Agreement, none of the Parties shall knowingly take or cause to be taken any action which would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated hereby; and

(b)

it shall not take any action, refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to significantly impede the making or completion of the Plan of Arrangement except as permitted by this Agreement.

5.5                    Employment Agreements

                          Following the approval of the Arrangement Resolution and the closing of the Arrangement, Oceana shall cause Pacific to honour such obligations, if any, under Pacific’s employment agreements as are disclosed in Schedule 3.1(bb) of the Disclosure Letter, including, without limitation, by paying to the individuals party to such agreements, in each case, such amounts as disclosed in Schedule 3.1(bb) of the Disclosure Letter.

5.6                    Oceana Guarantee

                          Oceana hereby unconditionally and irrevocably guarantees the due and punctual performance by Subco of each and every obligation of Subco arising under this Agreement and the Arrangement.

ARTICLE 6
CONDITIONS

6.1                    Mutual Conditions Precedent

                          The obligations of the Parties to complete the transactions contemplated by this Agreement, are subject to the fulfillment, on or before the Effective Time, of each of the following conditions precedent, each of which may only be waived with the mutual consent of the Parties:

(a)	the Arrangement Resolution shall have been approved and adopted by the Pacific Shareholders at the Pacific Meeting in accordance with the Interim Order;

(b)

the Interim Order and the Final Order shall each have been obtained on terms consistent with this Agreement, and shall not have been set aside or modified in a manner unacceptable to Pacific and Oceana, acting reasonably, on appeal or otherwise;

(c)

there shall not exist any prohibition at Law, including a cease trade order, injunction or other prohibition or order at Law or under applicable legislation, against Oceana or Pacific which shall prevent the consummation of the Arrangement;

(d)

Oceana Shares to be issued in the United States pursuant to the Arrangement shall be exempt from registration requirements under the U.S. Securities Act pursuant to Section 3(a)(10) of the U.S. Securities Act;

(e)	the Key Regulatory Approvals shall have been obtained;

(f)	this Agreement shall not have been terminated in accordance with its terms; and

(g)

the distribution of the securities pursuant to the Arrangement shall be exempt from the prospectus and registration requirements of applicable Canadian securities laws by virtue of applicable exemptions under Canadian securities laws and shall not be subject to resale restrictions under applicable Canadian securities laws (other than as applicable to control persons or pursuant to section 2.6 of National Instrument 45-102).

6.2                    Additional Conditions Precedent to the Obligations of Subco and Oceana

                          The obligations of Subco and Oceana to complete the transactions contemplated by this Agreement shall also be subject to the fulfillment of each of the following conditions precedent (each of which is for the exclusive benefit of Subco and Oceana and may be waived by Subco and Oceana):

(a)

all covenants of Pacific under this Agreement to be performed on or before the Effective Time which have not been waived by Oceana shall have been duly performed by Pacific in all material respects, and Oceana shall have received a certificate of Pacific addressed to Oceana and dated the Effective Time, signed on behalf of Pacific by two senior executive officers of Pacific (on Pacific’s behalf and without personal liability), confirming the same as at the Effective Date;

(b)

all representations and warranties of Pacific set forth in this Agreement shall be true and correct in all respects, without regard to any materiality or Material Adverse Effect qualifications contained in them as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where any failure or failures of any such representations and warranties (other than those contained in Sections 3.1(c), 3.1(d), and 3.1(f)) to be so true and correct in all respects would not reasonably be expected to have a Material Adverse Effect on Pacific (it being a separate condition that the representations and warranties of Pacific made in Sections 3.1(c), 3.1(d) and 3.1(f)) must be accurate in all respects when made and, except as contemplated by this Agreement, on and as of the Effective Time, as though made on and as of the Effective Time); and Oceana shall have received a certificate of Pacific addressed to Oceana and dated the Effective Time, signed on behalf of Pacific by two senior executive officers of Pacific (on Pacific’s behalf and without personal liability), confirming the same as at the Effective Date;

(c)

no action, suit or proceeding, shall have been taken under any applicable Law or by any Governmental Entity, and no Law, policy, decision or directive (having the force of Law) shall have been enacted, promulgated, amended or applied, in each case (i) to enjoin or prohibit the Plan of Arrangement or the transactions contemplated by this Agreement, (ii) which would render this Agreement or the Voting Agreements unenforceable in any way or frustrate the purpose and intent hereof or thereof, or (iii) resulting in any judgment or assessment of damages, directly or indirect, which, individually or in the aggregate, has had or would be reasonably expected to have a Material Adverse Effect with respect to Pacific;

(d)

the Voting Agreements shall have been entered into by the Locked-up Shareholders and: (i) all representations and warranties made by Locked-Up Shareholders in the Voting Agreements shall be true and correct in all material respects, as if made on and as of the Effective Date (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date); (ii) the Locked-Up Shareholders shall have complied in all material respects with all covenants set forth in the Voting Agreements that are to be complied with on or before the Effective Date; and (iii) none of the Voting Agreements to which the Locked-Up Shareholders are party shall have been terminated, and no event shall have occurred that, with notice or lapse of time or both, would give Oceana the right to terminate any of the Voting Agreements;

(e)

since the date of this Agreement, there shall not have occurred any event, occurrence, development or circumstance that, individually or in the aggregate has had or could reasonably be expected to have a Material Adverse Effect on Pacific;

(f)

all approvals, consents, registrations, permits, authorizations and other considerations, including the Third Party Consents, required to be obtained from any Governmental Entity or other Person that are necessary, proper or advisable to consummate the transactions contemplated by this Agreement the failure of which to obtain, individually or in the aggregate, would be reasonably expected to have a Material Adverse Effect with respect to Pacific, shall have been obtained;

(g)	holders of no more than 10% of the Pacific Shares shall have exercised Dissent Rights; and

(h)	Oceana shall have received an updated Title Opinion dated the Effective Date addressed to Oceana substantially upon the same terms and conditions as the Title Opinion.

                          The foregoing conditions will be for the sole benefit of Subco and Oceana and may be waived by them in whole or in part at any time.

6.3                    Additional Conditions Precedent to the Obligations of Pacific

                          The obligations of Pacific to complete the transactions contemplated by this Agreement shall also be subject to the following conditions precedent (each of which is for the exclusive benefit of Pacific and may be waived by Pacific):

(a)

all covenants of Subco and Oceana under this Agreement to be performed on or before the Effective Time shall have been duly performed by Subco and Oceana in all material respects, and Pacific shall have received a certificate of Subco, addressed to Pacific and dated the Effective Time, signed on behalf of Oceana by two of its senior executive officers (on Oceana’s behalf and without personal liability), confirming the same as of the Effective Date;

(b)

all representations and warranties of Subco and Oceana set forth in this Agreement shall be true and correct in all respects, without regard to any materiality qualifications contained in them as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where the failure or failures of all such representations and warranties (other than those contained in Section 4.1(a), 4.1(b) and 4.1(d)) to be so true and correct in all respects would not reasonably be expected to have a Material Adverse Effect on Subco or Oceana (it being a separate condition that the representations and warranties of Subco and Oceana made in Section 4.1(a), 4.1(b) and 4.1(d) must be accurate in all respects when made and, except as contemplated by this Agreement, on and as of the Effective Time, as though made on and as of the Effective Time); and Pacific shall have received a certificate of Subco and Oceana, addressed to Pacific and dated the Effective Time, signed on behalf of each of Subco and Oceana by two senior executive officers of each of Subco and Oceana (on Subco’s or Oceana’s behalf and without personal liability), confirming the same as at the Effective Date; and

(c)

Oceana shall have delivered evidence satisfactory to Pacific of the approval of the listing and posting for trading on the TSX of the Oceana Shares comprising the Consideration and all Oceana Shares that would be issued on the exercise of any Pacific Options outstanding at the Effective Time, subject only to satisfaction of the Standard Listing Conditions.

                          The foregoing conditions will be for the sole benefit of Pacific and may be waived by it in whole or in part at any time

6.4                    Satisfaction of Conditions

                          The conditions precedent set out in Section 6.1, Section 6.2 and Section 6.3 shall be conclusively deemed to have been satisfied, waived or released at the Effective Time.

ARTICLE 7
ADDITIONAL AGREEMENTS

7.1                    Notice and Cure Provisions

                          Each Party will give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the earlier to occur of the termination of this Agreement and the Effective Time of any event or state of facts which occurrence or failure would, or would be likely to:

(a)

cause any of the representations or warranties of any Party contained herein to be untrue or inaccurate in any material respect on the date hereof or at the Effective Time (provided that this paragraph (a) shall not apply in the case of any event or state of facts resulting from actions or omissions of Pacific which are permitted or required by this Agreement); or

(b)	result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any Party hereunder prior to the Effective Time.

                          Oceana and Subco may not exercise their rights to terminate this Agreement pursuant to Section 8.2.1(c)(iii) and Pacific may not exercise its right to terminate this Agreement pursuant to Section 8.2.1(d)(iii) unless the Party intending to rely thereon has delivered a written notice to the other Party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfilment or the applicable condition or termination right, as the case may be. If any such notice is delivered, provided that a Party is proceeding diligently to cure such matter and such matter is capable of being cured, no Party may terminate this Agreement until the expiration of a period of fifteen business days from such notice, and then only if such matter has not been cured by such date. If such notice has been delivered prior to either the making of the application for the Final Order, such application and such filing shall be postponed until the expiry of such period. For greater certainty, in the event that such matter is cured within the time period referred to herein without a Material Adverse Effect, this Agreement may not be terminated as a result of the cured breach.

7.2                    Non-Solicitation

7.2.1                 Except as otherwise expressly provided in this Section 7.2, Pacific shall not, directly or indirectly, through any officer, director, employee, representative (including any financial or other advisor) or agent of Pacific or any of its subsidiaries (collectively, the "Representatives”), (i) solicit, initiate, knowingly encourage or facilitate (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals regarding an Acquisition Proposal, (ii) participate in any substantive discussions or negotiations with any person (other than Oceana or any of its affiliates) regarding an Acquisition Proposal, (iii) approve, accept, endorse or recommend, or propose publicly to accept, approve, endorse or recommend, any Acquisition Proposal, (iv) accept or enter into or publicly propose to accept or enter into, any agreement, understanding or arrangement or other contract in respect of an Acquisition Proposal or (v) make a Change in Recommendation.

7.2.2                 Except as otherwise provided in this Section 7.2, Pacific shall, and shall cause its subsidiaries and Representatives to immediately cease and cause to be terminated any solicitation, encouragement, discussion or negotiation with any persons conducted heretofore by Pacific, its subsidiaries or any Representatives with respect to any Acquisition Proposal, and, in connection therewith, Pacific will discontinue access to any of its confidential information (and not establish or allow access to any of its confidential information, or any data room, virtual or otherwise) and shall as soon as possible request, to the extent that it is entitled to do so (and exercise all rights it has to require) the return or destruction of all confidential information regarding Pacific and its subsidiaries previously provided to any such person or any other person and will request (and exercise all rights it has to require) the destruction of all material including or incorporating or otherwise reflecting any material confidential information regarding Pacific and its subsidiaries. Pacific agrees that, except as permitted by Section 7.2.3, neither it nor any of its subsidiaries, shall terminate, waive, amend or modify any provision of any existing confidentiality agreement relating to an Acquisition Proposal or any standstill agreement to which it or any of its subsidiaries is a party (it being acknowledged and agreed that the automatic termination of any standstill provisions of any such agreement as the result of the entering into an announcement of this Agreement by Pacific, pursuant to the express terms of any such agreement, shall not be a violation of this Section 7.2.2) and Pacific undertakes to enforce all standstill, non-disclosure, non-disturbance, non-solicitation and similar covenants that it or any of its subsidiaries have entered into prior to the date hereof, provided that Pacific shall not be prevented from considering any Superior Proposal if the provisions of this Section 7.2 are otherwise complied with.

7.2.3                 Notwithstanding Sections 7.2.1 and 7.2.2 and any other provision of this Agreement or of any other agreement between the Parties or between Pacific and any other person, including the provisions of any confidentiality or standstill agreement, if at any time following the date of this Agreement and prior to obtaining the approval of the Arrangement Resolution at the Pacific Meeting, Pacific receives, without any breach by Pacific of this Agreement, a bona fide unsolicited written Acquisition Proposal that the Pacific Board determines in good faith, after consultation with its financial advisors and outside counsel, constitutes or, if consummated in accordance with its terms, could reasonably be expected to be a Superior Proposal, then Pacific may, provided it is in compliance with Section 7.2.4:

(a)	furnish information with respect to Pacific and its subsidiaries to the person making such Acquisition Proposal; and/or

(b)	enter into, participate, facilitate and maintain discussions or negotiations with, and otherwise cooperate with or assist, the person making such Acquisition Proposal,

provided that Pacific shall not, and shall not allow its Representatives to, disclose any non-public information with respect to Pacific to such person (i) if such non-public information has not been previously provided to, or is not concurrently provided to, Oceana; and (ii) without entering into an agreement with such person substantially in the form of the Confidentiality Agreement containing terms that are no more favourable to such person than those found in the Confidentiality Agreement.

7.2.4                 In the event it receives an Acquisition Proposal, Pacific shall promptly notify Oceana, at first orally and then in writing within 24 hours of receipt of the Acquisition Proposal, including the material terms and conditions thereof, and the identity of the person or persons making the Acquisition Proposal, and shall include copies of any such proposal, inquiry, offer or request, or any amendment to any of the foregoing. Pacific shall thereafter also provide such other details of such proposal, inquiry, offer or request, or any amendment to any of the foregoing, as Oceana may reasonably request. Pacific shall keep Oceana fully informed as to the status, including any changes to the material terms, of such proposal, inquiry, offer or request, or any amendment to any of the foregoing, and shall respond promptly to all inquiries from Oceana with respect thereto.

7.2.5                 Notwithstanding anything in this Agreement to the contrary, but subject to Section 7.3, if at any time following the date of this Agreement and prior to obtaining the Pacific Shareholder Approval at the Pacific Meeting, Pacific receives an Acquisition Proposal which the Pacific Board concludes in good faith constitutes a Superior Proposal, the Pacific Board may, subject to compliance with the procedures set forth in Section 8.2, terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal.

7.2.6                 Nothing contained in this Agreement shall prohibit the Pacific Board from taking any action or making a Change in Recommendation or from making any disclosure to any securityholders of Pacific prior to the Effective Time, if, in the good faith judgment of the Pacific Board, after consultation with outside legal counsel, failure to take such action or make such disclosure would be inconsistent with the Pacific Board’s exercise of its fiduciary duties or such action or disclosure is otherwise required under applicable Law (including by responding to an Acquisition Proposal under a directors’ circular or otherwise as required under applicable Securities Laws); provided that, for greater certainty, in the event of a Change of Recommendation and a termination by Oceana of this Agreement pursuant to Section 8.2.1(c)(i), Pacific shall pay the Termination Fee as required by Section 7.4. In addition, subject to the provisions of this Section 7.2 and Section 7.3, nothing contained in this Agreement shall prevent Pacific or the Pacific Board from calling and holding a meeting of Pacific Shareholders, or any of them, requisitioned by Pacific Shareholders, or any of them, in accordance with the BCBCA or ordered to be held by a court in accordance with applicable Laws.

7.3                    Right to Match

7.3.1                 Pacific covenants that it will not accept, approve, endorse, recommend or enter into any agreement, understanding or arrangement in respect of a Superior Proposal (other than a confidentiality and standstill agreement permitted by Section 7.2.3) unless:

(a)	Pacific has complied with its obligations under Section 7.2 and has provided Oceana with a copy of the Superior Proposal; and

(b)

a period (the “Response Period") of five business days has elapsed from the date that is the later of (x) the date on which Oceana receives written notice from the Pacific Board that the Pacific Board has determined, subject only to compliance with this Section 7.3, to accept, approve, endorse, recommend or enter into a definitive agreement with respect to such Superior Proposal, and (y) the date Oceana receives a copy of the Superior Proposal.

7.3.2                 During the Response Period, Oceana will have the right, but not the obligation, to offer to amend this Agreement and the Plan of Arrangement, including an increase in, or modification of, the aggregate Consideration. The Pacific Board shall review any such offer by Oceana to amend this Agreement and the Plan of Arrangement to determine whether the Acquisition Proposal to which Oceana is responding would continue to be a Superior Proposal when assessed against the Arrangement as it is proposed in writing by Oceana to be amended. If the Pacific Board determines that the Acquisition Proposal no longer constitutes a Superior Proposal, the Pacific Board, will cause Pacific to enter into an amendment to this Agreement with Oceana incorporating the amendments to the Agreement and Plan of Arrangement as set out in the written offer to amend, and will promptly reaffirm its recommendation of the Arrangement and by the prompt issuance of a press release to that effect. If the Pacific Board determines that the Acquisition Proposal continues to be a Superior Proposal, Pacific may approve and recommend that Pacific Shareholders accept such Superior Proposal and may terminate this Agreement pursuant to Section 8.2.1(d)(i) in order to accept or enter into an agreement, understanding or arrangement to proceed with the Superior Proposal.

7.3.3                 Each successive amendment to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Pacific Shareholders shall constitute a new Acquisition Proposal for the purposes of this Section 7.3 and Oceana shall be afforded a new Response Period and the rights afforded in paragraph 7.3.2 in respect of each such Acquisition Proposal.

7.4                    Expenses and Termination Fees

7.4.1                 Except as otherwise provided herein, all fees, costs and expenses incurred in connection with this Agreement and the Plan of Arrangement shall be paid by the Party incurring such fees, costs or expenses.

7.4.2                 If a Termination Fee Event occurs, Pacific shall pay Oceana (by wire transfer of immediately available funds) the Termination Fee in accordance with Section 7.4.5 (less any amounts previously paid to Oceana pursuant to Section 7.4.1) ..

7.4.3                 For the purposes of this Agreement, “Termination Fee” means $500,000.

7.4.4                 For the purposes of this Agreement, “Termination Fee Event” means the termination of this Agreement:

(a)

by Oceana pursuant to Section 8.2.1(c)(i) (except where the Change in Recommendation which has led to the termination pursuant to Section 8.2.1(c)(i) has been made solely because a Material Adverse Effect on Oceana has occurred), Section 8.2.1(c)(iv) or Section 8.2.1(c)(vi);

(b)	by Pacific pursuant to Section 8.2.1(d)(i); or

(c)

by Oceana pursuant to Section 8.2.1(b)(i), or Section 8.2.1(c)(v), but only if, in the case of this paragraph (c), prior to the earlier of the termination of this Agreement or the holding of the Pacific Meeting, a bona fide Acquisition Proposal, or the intention to make an Acquisition Proposal, with respect to Pacific shall have been made to Pacific or publicly announced by any person (other than Oceana, Subco or any of its affiliates) and within twelve months following the date of such termination:

	(i)	the Acquisition Proposal is consummated; or

(ii)

Pacific and/or one or more of its subsidiaries enters into a definitive agreement in respect of, or the Pacific Board approves or recommends, such Acquisition Proposal which is subsequently consummated at any time thereafter;

provided that, for the purposes of this Section 7.4.4(c), all references to “20%”  in the definition of “Acquisition Proposal”  shall be deemed to be references to “50%” .

7.4.5                 If a Termination Fee Event occurs due to a termination of this Agreement by Pacific pursuant to Section 8.2.1(d)(i), or by Oceana pursuant to Section 8.2.1(c)(i) or Section 8.2.1(c)(vi), the Termination Fee shall be payable simultaneously with the occurrence of such Termination Fee Event. If a Termination Fee Event occurs due to a termination of this Agreement by Oceana pursuant to Section 8.2.1(c)(iv), the Termination Fee shall be payable within two business days following such Termination Fee Event. If a Termination Fee Event occurs in the circumstances set out in Section 7.4.4(c), the Termination Fee shall be payable within two business days following the closing of the applicable transaction referred to therein.

7.4.6                 Each of the Parties acknowledges that the agreements contained in this Section 7.4 are an integral part of the transactions contemplated in this Agreement and that, without those agreements, the Parties would not enter into this Agreement. Each Party acknowledges that all of the payment amounts set out in this Section 7.4 are payments of liquidated damages which are a genuine pre-estimate of the damages, which the Party entitled to such damages will suffer or incur as a result of the event giving rise to such payment and the resultant termination of this Agreement and are not penalties. Pacific irrevocably waives any right it may have to raise as a defense that any such liquidated damages are excessive or punitive. For greater certainty, each Party agrees that, upon any termination of this Agreement under circumstances where Oceana is entitled to the Termination Fee and such Termination Fee is paid in full, Oceana shall be precluded from any other remedy against Pacific at law or in equity or otherwise (including, without limitation, an order for specific performance), and shall not seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against Pacific or any of its subsidiaries or any of their respective directors, officers, employees, partners, managers, members, shareholders or affiliates in connection with this Agreement or the transactions contemplated hereby.

7.4.7                 Nothing in this Section 7.4 shall relieve or have the effect of relieving any Party in any way from liability for damages incurred or suffered by a Party as a result of an intentional or wilful breach of this Agreement provided that no party shall seek or obtain, or be obligated to pay, punitive or exemplary damages relating to this Agreement or the transactions contemplated hereby, whether arising in tort or at law or equity.

7.4.8                 Nothing in this Section 7.4 shall preclude a Party from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement or the Confidentiality Agreement or otherwise to obtain specific performance of any such covenants or agreements, without the necessity of posting bond or security in connection therewith.

7.4.9                 In no event shall Pacific be obligated to pay to Oceana an amount in respect of the termination of this Agreement that is, in aggregate, in excess of the Termination Fee.

7.5                    Access to Information; Confidentiality

                          From the date hereof until the earlier of the Effective Time and the termination of this Agreement, subject to compliance with applicable Law and the terms of any existing Contracts, Pacific shall, and shall cause its subsidiaries and their respective officers, directors, employees, independent auditors, accounting advisers and agents to, afford to Oceana and to the officers, employees, agents and representatives of Oceana such access as Oceana may reasonably require at all reasonable times, including for the purpose of facilitating integration business planning, to their officers, employees, agents, properties, books, records and Contracts, and shall furnish Oceana with all data and information as Oceana may reasonably request. Oceana and Pacific acknowledge and agree that information furnished pursuant to this Section 7.5 shall be subject to the terms and conditions of the Confidentiality Agreement.

7.6                    Insurance and Indemnification

7.6.1                 Oceana will, or will cause Pacific and its subsidiaries to, maintain in effect without any reduction in scope or coverage for six years from the Effective Date customary policies of directors’ and officers’ liability insurance providing protection no less favourable to the protection provided by the policies maintained by Pacific and its subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date; provided, however, that Oceana acknowledges and agrees that prior to the Effective Date, Pacific may, in the alternative, purchase run off directors’ and officers’ liability insurance for a period of up to six years from the Effective Date.

7.6.2                Oceana agrees that it shall directly honour all rights to indemnification or exculpation now existing in favour of present and former officers and directors of Pacific and its subsidiaries and acknowledges that such rights shall survive the completion of the Plan of Arrangement and shall continue in full force and effect for a period of not less than six years from the Effective Date.

7.6.3                 The provisions of this Section 7.6 are intended for the benefit of, and shall be enforceable by, each insured or indemnified person, his or her heirs and his or her legal representatives and, for such purpose, Pacific hereby confirms that it is acting as agent and trustee on their behalf. Furthermore, this Section 7.6 shall survive the termination of this Agreement as a result of the occurrence of the Effective Date for a period of six years.

ARTICLE 8
TERM, TERMINATION, AMENDMENT AND WAIVER

8.1                    Term

                          This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

8.2                    Termination

8.2.1                 This Agreement may be terminated and the Arrangement may be abandoned at any time prior to the Effective Time (notwithstanding any approval of this Agreement or the Arrangement Resolution by the Pacific Shareholders or the Arrangement by the Court):

(a)	by mutual written agreement of Pacific and Oceana; or

(b)	by either Pacific or Oceana, if:

(i)

the Effective Time shall not have occurred on or before the Outside Date, except that the right to terminate this Agreement under this 8.2.1(b)(i) shall not be available to any Party whose failure to fulfill any of its obligations or breach of any of its representations and warranties under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur by such Outside Date; or

(ii)

after the date hereof, there shall be enacted or made any applicable Law that makes consummation of the Arrangement illegal or otherwise prohibited or enjoins Pacific or Oceana from consummating the Arrangement and such applicable Law (if applicable) or enjoinment shall have become final and non-appealable; or

(iii)

the Arrangement Resolution shall have failed to obtain the Pacific Shareholder Approval at the Pacific Meeting (including any adjournment or postponement thereof) in accordance with the Interim Order, provided that a Party may not terminate this Agreement pursuant to this Section 8.2.1(b)(iii) if the failure to obtain the Pacific Shareholder Approval has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement; or

(c)	by Oceana, if:

(i)

prior to obtaining the Pacific Shareholder Approval, the Pacific Board fails to recommend or withdraws, amends, modifies or qualifies, in a manner adverse to Oceana or fails to reaffirm its recommendation of the Arrangement within three business days (and in any case prior to the Pacific Meeting) after having been requested in writing by Oceana to do so, in a manner adverse to Oceana, (it being understood that the taking of a neutral position or no position with respect to an Acquisition Proposal beyond a period of three business days (or beyond the date which is one day prior to the Pacific Meeting, if sooner) shall be considered an adverse modification) (a “Change in Recommendation”); or

(ii)

any of the conditions set forth in Section 6.1 or Section 6.2 is not satisfied, and such condition is incapable of being satisfied by the Outside Date provided, however, that Oceana may not terminate this Agreement: (a) for a failure to satisfy any of the conditions set out in Section 6.2(d) if the Pacific Shareholder Approval is obtained at the Pacific Meeting; or (b) if the updated Title Option delivered to Oceana dated the Effective Date as required by the condition precedent set out in Section 6.2(h), is not in the same form as the Title Opinion, unless the reasons for such change(s) in the form of the updated Title Opinion constitute a Material Adverse Effect with respect to Pacific; or

(iii)

subject to Section 7.1, a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Pacific set forth in this Agreement (other than as set forth in Section 7.2) shall have occurred that would cause the conditions set forth in Section 6.1 or Section 6.2 not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date; provided that Oceana is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 6.1 or Section 6.3 not to be satisfied; or

(iv)

Pacific is in breach or in default of any of its obligations or covenants set forth in Section 7.2 other than an immaterial breach of Pacific’s obligation under Section 7.2 to provide notice of an Acquisition Proposal to Oceana within a prescribed period; or

(v)

the Pacific Meeting has not occurred on or before December 27, 2013, provided that the right to terminate this Agreement pursuant to this Section 8.2.1(c)(v) shall not be available to Oceana if the failure by Oceana to fulfil any obligation hereunder is the Oceana of, or results in, the failure of the Pacific Meeting to occur on or before such date; or

(vi)	the Pacific Board authorizes Pacific to enter into a binding written agreement relating to a Superior Proposal;

(d)	by Pacific, if

(i)

the Pacific Board authorizes Pacific, subject to complying with the terms of this Agreement, to enter into a legally binding agreement with respect to a Superior Proposal; provided that concurrently with such termination, Pacific pays the Termination Fee payable pursuant to Section 7.4; or

	(ii)	any of the conditions set forth in Section 6.1 or Section 6.3 is not satisfied, and such condition is incapable of being satisfied by the Outside Date;

(iii)

subject to Section 7.1, a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Oceana set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 6.1 or Section 6.3 not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date; provided that Pacific is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 6.1 or Section 6.2 not to be satisfied.

8.2.2                 The Party desiring to terminate this Agreement pursuant to this Section 8.2 (other than pursuant to Section 8.2.1(a)) shall give notice of such termination to the other Parties.

8.2.3                 If this Agreement is terminated pursuant to this Section 8.2, this Agreement shall become void and of no effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party hereto, except as otherwise expressly contemplated hereby, and provided that the provisions of this Section 8.2.3 and Sections 7.4, 7.5, 9.3, 9.6 and 9.7 and the provisions of the Confidentiality Agreement (other than any standstill provisions contained therein) shall survive any termination hereof pursuant to Section 8.2.1; provided further that neither the termination of this Agreement nor anything contained in this Section 8.2 shall relieve a Party from any liability arising prior to such termination.

8.3                    Amendment

                          This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Pacific Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, and any such amendment may, subject to the Interim Order and the Final Order and applicable Law, without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)	waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; and/or

(d)	waive compliance with or modify any mutual conditions precedent herein contained.

8.4                    Waiver

                          Any Party may (i) extend the time for the performance of any of the obligations or acts of the other Party, (ii) waive compliance, except as provided herein, with any of the other Party’s agreements or the fulfilment of any conditions to its own obligations contained herein, or (iii) waive inaccuracies in any of the other Party’s representations or warranties contained herein or in any document delivered by the other Party; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party and, unless otherwise provided in the written waiver, will be limited to the specific breach or condition waived; and provided further that, for the purposes of this Section 8.4, Subco and Oceana shall be deemed to constitute one and the same Party.

ARTICLE 9
GENERAL PROVISIONS

9.1                    Privacy

                          Each Party shall comply with applicable privacy Laws in the course of collecting, using and disclosing personal information about an identifiable individual (the “Transaction Personal Information”). Oceana and Subco shall not disclose Transaction Personal Information to any Person other than to its advisors who are evaluating and advising on the transactions contemplated by this Agreement. If Oceana and Subco complete the transactions contemplated by this Agreement, Oceana and Subco shall not, following Closing, without the consent of the individuals to whom such Transaction Personal Information relates or as permitted or required by applicable Law, use or disclose Transaction Personal Information:

(a)	for purposes other than those for which such Transaction Personal Information was collected by Pacific prior to the Closing; and

(b)	which does not relate directly to the carrying on of Pacific’s business or to the carrying out of the purposes for which the transactions contemplated by this Agreement were implemented.

                          Oceana and Subco shall protect and safeguard the Transaction Personal Information against unauthorized collection, use or disclosure. Oceana and Subco shall cause its advisors to observe the terms of this Section and to protect and safeguard Transaction Personal Information in their possession. If this Agreement shall be terminated, Oceana and Subco shall promptly deliver to Pacific all Transaction Personal Information in its possession or in the possession of any of its advisors, including all copies, reproductions, summaries or extracts thereof.

63

9.2 Notices

                          All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or sent if delivered personally or sent by facsimile or e-mail transmission, or as of the following business day if sent by prepaid overnight courier, to the Parties at the following addresses (or at such other addresses as shall be specified by any Party by notice to the other given in accordance with these provisions):

(a)	if to Subco or Oceana:

OceanaGold Corporation Level 5, 250 Collins Street Melbourne, Victoria 3000

Attention: Michael Wilkes Facsimile: 61 3-9656-5333
Email: Mick.Wilkes@oceanagold.com

with a copy (which shall not constitute notice) to:

Fasken Martineau DuMoulin LLP 2900-550 Burrard Street Vancouver, BC
V6C 0A3

Attention: Georald Ingborg Facsimile: 604-632-3225 Email: gingborg@fasken.com

(b)	if to Pacific:

Pacific Rim Mining Corp. 1050 - 625 Howe Street Vancouver, B.C.
V6C 2T6

Attention: Thomas Shrake Facsimile: 604 689-1978 Email: tomshrake@usa.net with a copy (which shall not constitute notice) to:

DuMoulin Black LLP
10th Floor, 595 Howe Street
Vancouver, British Columbia
V6C 2T5

Attention:                       Corey Dean
Facsimile:                        604-687-8772
Email:                               cdean@dumoulinblack.com

9.3                    Governing Law; Waiver of Jury Trial

                          This Agreement, other than the Plan of Arrangement, which shall be governed by the laws of the Province of British Columbia, shall be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the laws of Canada applicable therein. Each of the Parties hereby irrevocably attorns to the exclusive jurisdiction of the Courts of the Province of British Columbia in respect of all matters arising under and in relation to this Agreement and waives any defences to the maintenance of an action in the Courts of the Province of British Columbia.

9.4                    Injunctive Relief

                          Subject to Section 7.4, the Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions and other equitable relief to prevent breaches of this Agreement, any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief hereby being waived.

9.5                    Time of Essence

                          Time shall be of the essence in this Agreement.

9.6                    Entire Agreement, Binding Effect and Assignment

                          This Agreement shall be binding on and shall enure to the benefit of the Parties and their respective successors and permitted assigns.

                          This Agreement (including the exhibits and schedules hereto and the Disclosure Letter) and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, among the Parties, or any of them, with respect to the subject matter hereof and thereof and, except as expressly provided herein, this Agreement is not intended to and shall not confer upon any person other than the Parties any rights or remedies hereunder. Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any of the Parties without the prior written consent of the other Parties.

9.7                    Severability

                          If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

9.8                    Counterparts, Execution

                          This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

[Remainder of page intentionally left blank. Signature page follows.]

                          IN WITNESS WHEREOF Subco, Oceana and Pacific have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

0981436 B.C. LTD.

By:	“Mick Wilkes”
Name: Mick Wilkes
Title: Director

OCEANAGOLD CORPORATION

By:	“Mick Wilkes”
Name: Mick Wilkes
Title: Managing Director & CEO

PACIFIC RIM MINING CORP.

By:	“Barbara Henderson”
Name: Barbara Henderson
Title: Vice President Corporate Relations
and Corporate Secretary

SCHEDULE A
TO THE ARRANGEMENT AGREEMENT
PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT
UNDER SECTION 288 OF THE
BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

ARTICLE ONE
DEFINITIONS AND INTERPRETATION

Section 1.01     Definitions

                          In this Plan of Arrangement, unless the context otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the meanings ascribed to them below:

(a)

“Arrangement” means the arrangement under section 288 of the BCBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 8.3 of the Arrangement Agreement or this Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of Pacific and Oceana, each acting reasonably;

(b)	“Arrangement Agreement” means the arrangement agreement dated October 7, 2013 among Subco, Oceana and Pacific, as amended, amended and restated or supplemented prior to the Effective Date;

(c)

“Arrangement Resolution” means the special resolution of the Pacific Shareholders approving this Plan of Arrangement and certain other related matters by an affirmative vote of the following majorities (by tabulating the vote in each of the following two manners):

(i) at least two-thirds of the votes cast at the Pacific Meeting in person or by proxy by the Pacific Shareholders; and

(ii)

a simple majority of the votes cast at the Pacific Meeting in person or by proxy by Pacific Shareholders excluding the votes cast in respect of Pacific Shares beneficially owned or over which control or direction is exercised by Oceana and any of its related parties (as defined in MI 61-101) or joint actors (as defined in MI 61-101);

(d)	“BCBCA” means the Business Corporations Act (British Columbia) and the regulations made thereunder, as promulgated or amended from time to time;

(e)	“Business Day” means any day other than a Saturday, a Sunday or a statutory or civic holiday in Vancouver, British Columbia;

(f)	“Court” means the Supreme Court of British Columbia;

(g)

“Depositary” means any trust company, bank or financial institution agreed to in writing between Oceana and Pacific for the purpose of, among other things, exchanging certificates representing Pacific Shares for certificates representing Oceana Shares in connection with the Arrangement;

(h)	“Dissent Rights” shall have the meaning ascribed thereto in Section 4.01;

(i)

“Dissenting Shareholder” means a registered holder of Pacific Shares who dissents in respect of the Arrangement in strict compliance with the Dissent Rights and who is ultimately entitled to be paid fair value, as provided in Section 4.01, for their Pacific Shares;

(j)

“Effective Date” means the date designated by Oceana and Pacific by notice in writing as the effective date of the Arrangement, after all of the conditions to the completion of the Arrangement as set out in the Arrangement Agreement and the Final Order have been satisfied or waived;

(k)	“Effective Time” means 12:01 a.m. Vancouver time on the Effective Date;

(l)

“Final Order” means the order made after application to the Court pursuant to section 291 of the BCBCA approving the Arrangement as such order may be amended by the Court (with the consent of both Pacific and Oceana, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both Pacific and Oceana, each acting reasonably) on appeal;

(m)	“Former Pacific Shareholders” means the holders of Pacific Shares immediately prior to the Effective Time;

(n)

“Interim Order” means the order made after application to the Court pursuant to section 291 of the BCBCA in respect of, among other things, the calling and holding of the Pacific Meeting, as such order may be amended, supplemented or varied by the Court (with the consent of both Pacific and Oceana, each acting reasonably);

(o)	“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions;

(p)	“Oceana” means Oceanagold Corporation, a corporation continued under the BCBCA;

(q)	“Oceana Shares” means the common shares in the authorized share capital of Oceana;

(r)	“Pacific” means Pacific Rim Mining Corp., a company existing under the BCBCA;

(s)	"Pacific Common Shares" means the common shares in the authorized share capital of Pacific;

(t)

“Pacific Meeting” means the special meeting of Pacific Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

(u)	"Pacific Options" means stock options exercisable to purchase Pacific Common Shares outstanding as at the Effective Time;

(v)	“Pacific Shareholders” means registered holders of Pacific Shares;

(w)	“Pacific Shareholder Rights Plan” means the Shareholder Rights Plan Agreement dated September 6, 2012 between Pacific and Computershare Investor Services Inc., as amended from time to time;

(x)	“Pacific Shares” means the issued and outstanding common shares of Pacific;

(y)	"Pacific Option Plan" means the stock option plan of Pacific, as amended and as approved by the Pacific Shareholders on August 29, 2006 and reapproved on August 26, 2009 and September 6, 2012;

(z)	“Parties” means, Pacific, Subco and Oceana and “Party” means any of them;

(aa)

“Plan of Arrangement” means this plan of arrangement and any amendments or variations hereto made in accordance with Section 8.3 of the Arrangement Agreement or this plan of arrangement or made at the direction of the Court in the Final Order with the consent of Pacific and Oceana, each acting reasonably;

(bb)	“Share Exchange Ratio” shall have the meaning ascribed thereto in Section 3.01(c);

(cc)	“Subco” means 0981436 B.C. Ltd.;

(dd)	“Subco Common Share” shall have the meaning ascribed thereto in Section 3.01(d);

(ee)	“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended from time to time;

(ff)	“United States” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

(gg)	“U.S. Securities Act” means the United States Securities Act of 1933 as the same has been and hereinafter from time to time may be amended; and

(hh)	“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as the same has been and hereafter from time to time may be amended.

In addition, words and phrases used herein and defined in the BCBCA and not otherwise defined herein shall have the same meaning herein as in the BCBCA unless the context otherwise requires.

Section 1.02     Interpretation Not Affected by Headings

                          The division of this Plan of Arrangement into articles, sections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms “this Plan of Arrangement”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto.

Section 1.03     Number, Gender and Persons

                          In this Plan of Arrangement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter and the word person and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity or group of persons of any kind or nature whatsoever.

Section 1.04     Date for any Action

                          If the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

Section 1.05     Statutory References

                          Any reference in this Plan of Arrangement to a statute includes all regulations made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

Section 1.06     Currency

                          Unless otherwise stated, all references herein to amounts of money are expressed in lawful money of Canada.

Section 1.07     Governing Law

                          This Plan of Arrangement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the laws of Canada applicable therein.

ARTICLE TWO
ARRANGEMENT AGREEMENT AND EFFECT OF ARRANGEMENT

Section 2.01     Arrangement Agreement

                          This Plan of Arrangement is made pursuant to, forms part of, and is subject to the provisions of, the Arrangement Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur in the order set forth herein.

Section 2.02     Effect of the Arrangement

                          The Plan of Arrangement and the Arrangement shall be binding upon Pacific, Oceana, Subco and the Pacific Shareholders as and from the Effective Time, without any further act or formality required on the part of any person except as expressly provided herein.

ARTICLE THREE
ARRANGEMENT

Section 3.01     Arrangement

                          At the Effective Time, the following shall occur and shall be deemed to occur sequentially in the following order without any further act or formality by any person:

(a)

all rights issued under the Pacific Shareholder Rights Plan shall be deemed to have expired and terminated and shall have no further force or effect and the definitions of “Termination Time” and “Expiration Time” in the Pacific Shareholder Rights Plan and the provisions for termination set out in the Pacific Shareholder Rights Plan shall be deemed to include the termination of the rights provided hereunder as of the Effective Time and the Pacific Shareholder Rights Plan shall be deemed to have terminated and shall have no further force or effect;

(b)

each Pacific Share held by a Dissenting Shareholder shall be deemed to be transferred by the holder thereof, free and clear of all liens, claims and encumbrances, to Pacific and Pacific shall thereupon be obliged to pay the amount therefor determined and payable in accordance with Article 4 hereof, and the name of such holder shall be removed from the central securities register as a holder of Pacific Shares and such Pacific Share shall be cancelled and the appropriate entry shall be made in Pacific’s central securities register;

(c)

each Pacific Share held by a Former Pacific Shareholder (other than a Dissenting Shareholder or Oceana or any subsidiary of Oceana) shall be and be deemed to be irrevocably transferred by the holder thereof, free and clear of all liens, claims and encumbrances, without any further act or formality on its part, to Oceana and in exchange therefor Oceana shall issue, as consideration, Oceana Shares on the basis of 0.04006 of a fully paid and non-assessable Oceana Share (the “Share Exchange Ratio”) for each Pacific Share, subject to Sections 3.03, and Article 5 hereof, and the name of such holder shall be removed from the central securities register as a holder of Pacific Shares and Oceana shall be recorded as the registered holder of the Pacific Shares so transferred and shall be deemed to be the legal owner of such Pacific Shares;

(d)

each Pacific Share held by Oceana including the Pacific Shares acquired pursuant to Section 3.01(c) hereof shall be transferred to Subco in consideration of the issue by Subco to Oceana of one common share (“Subco Common Share”) of Subco for each Pacific Share so transferred; and

(e)

in accordance with the Pacific Option Plan, each holder of a Pacific Option outstanding immediately prior to the Effective Time shall receive (and such holder shall accept), upon the exercise of such holder's Pacific Option, in lieu of such Pacific Common Share to which such holder was theretofore entitled, upon such exercise and for the same aggregate consideration payable therefor, the number of Oceana Shares equal to the product of: (i) the number of Pacific Common Shares subject to such Pacific Option immediately prior to the Effective Time; and (ii) 0.04006. Each such Pacific Option shall continue to be governed by and subject to the terms of the Pacific Option Plan and any applicable agreements thereunder.

Section 3.02     Post-Effective Time Procedures

(a)

Following the receipt of the Final Order and prior to the Effective Date, Oceana shall deliver or arrange to be delivered to the Depositary certificates representing the Oceana Shares required to be issued to Former Pacific Shareholders in accordance with the provisions of Section 3.01 hereof, which certificates shall be held by the Depositary as agent and nominee for such Former Pacific Shareholders for distribution to such Former Pacific Shareholders in accordance with the provisions of Article 5 hereof.

(b)

Subject to the provisions of Article 5 hereof, and upon return of a properly completed letter of transmittal by a registered Former Pacific Shareholder together with certificates representing Pacific Shares and such other documents as the Depositary may require, acting reasonably, Former Pacific Shareholders shall be entitled to receive delivery of the certificates representing the Oceana Shares to which they are entitled pursuant to Section 3.01(c) hereof.

Section 3.03     No Fractional Oceana Shares

                          No fractional Oceana Shares shall be issued to Former Pacific Shareholders. The number of Oceana Shares to be issued to Former Pacific Shareholders shall be rounded up to the nearest whole Oceana Share in the event that a Former Pacific Shareholder is entitled to a fractional share representing 0.5 or more of a Oceana Share. The number of Oceana Shares to be issued to Former Pacific Shareholders shall be rounded down to the nearest whole Oceana Share in the event that a Former Pacific Shareholder is entitled to a fractional share representing less than 0.5 of a Oceana Share and no additional compensation shall be paid to such Former Pacific Shareholder.

Section 3.04     U.S. Securities Law Matters

                          The Arrangement shall be structured and executed such that, assuming the Court considers the fairness of the terms and conditions of the Arrangement (both procedurally and substantively) at a hearing at which Former Pacific Shareholders have a right to appear and grants the Final Order, the issuance of the Oceana Shares to Former Pacific Shareholders in exchange for their Pacific Shares pursuant to the Arrangement, will not require registration under the U.S. Securities Act in reliance upon Section 3(a)(10) thereof.

ARTICLE FOUR
DISSENT RIGHTS

Section 4.01     Dissent Rights

                          Pursuant to the Interim Order, registered holders of Pacific Shares may exercise rights of dissent (“Dissent Rights”) under Division 2 of Part 8 of the BCBCA, as modified by this Article 4, the Interim Order and the Final Order, with respect to Pacific Shares in connection with the Arrangement, provided that the written notice of dissent contemplated by Section 242 of the BCBCA must be sent to Pacific’s registered office by registered holders who wish to dissent at least two Business Days before the Pacific Meeting or any date to which the Pacific Meeting may be postponed or adjourned and provided further that holders who exercise such rights of dissent and who:

(a)

are ultimately entitled to be paid fair value for their Pacific Shares, which fair value shall be the fair value of such shares immediately before the approval of the Arrangement Resolution, shall be paid an amount equal to such fair value by Pacific, which fair value shall be determined in accordance with the procedures applicable to the payout value set out in sections 244 and 245 of the BCBCA; and

(b)

are ultimately not entitled, for any reason, to be paid fair value for their Pacific Shares shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting registered holder of Pacific Shares and shall be entitled to receive only the consideration contemplated in Section 3.01(c) hereof that such holder would have received pursuant to the Arrangement if such registered holder had not exercised Dissent Rights, but in no case shall Oceana, Pacific or any other person, including the Depositary, be required to recognize holders of Pacific Shares who exercise Dissent Rights as holders of Pacific Shares after the time that is immediately prior to the Effective Time, and the names of the Dissenting Shareholders shall be deleted from the central securities register as holders of Pacific Shares at the Effective Time and such Pacific Share shall be cancelled and the appropriate entry shall be made in Pacific’s central securities register.

ARTICLE FIVE
DELIVERY OF OCEANA SHARES AND OTHER MATTERS

Section 5.01     Delivery of Oceana Shares

(a)

Upon surrender to the Depositary for cancellation of a certificate that immediately before the Effective Time represented one or more outstanding Pacific Shares (other than those held by a Dissenting Shareholder) that were exchanged for Oceana Shares in accordance with Section 3.01 hereof, together with such other documents and instruments as the Depositary may require, acting reasonably, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, a certificate representing the Oceana Shares that such holder is entitled to receive in accordance with Section 3.01 hereof to which such holder is entitled.

(b)

After the Effective Time and until surrendered for cancellation as contemplated by Section 5.01(a) hereof, each certificate that immediately prior to the Effective Time represented one or more Pacific Shares (other than those held by a Dissenting Shareholder) shall be deemed at all times to represent only the right to receive in exchange therefor a certificate representing Oceana Shares that the holder of such certificate is entitled to receive in accordance with Section 3.01 hereof.

Section 5.02     Lost Certificates

                          In the event any certificate, that immediately prior to the Effective Time represented one or more outstanding Pacific Shares that were exchanged for Oceana Shares in accordance with Section 3.01 hereof, shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, a certificate representing Oceana Shares that such holder is entitled to receive in accordance with Section 3.01 hereof. When authorizing such delivery of a certificate representing Oceana Shares that such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder to whom a certificate representing such Oceana Shares is to be delivered shall, as a condition precedent to the delivery of such Oceana Shares and cheque, give a bond satisfactory to Oceana and the Depositary in such amount as Oceana and the Depositary may direct, or otherwise indemnify Oceana and the Depositary in a manner satisfactory to Oceana and the Depositary, against any claim that may be made against Oceana or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise take such actions as may be required by the articles of Pacific.

Section 5.03     Distributions with Respect to Unsurrendered Certificates

                          No dividend or other distribution declared or made after the Effective Time with respect to Oceana Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate that, immediately prior to the Effective Time, represented outstanding Pacific Shares unless and until the holder of such certificate shall have complied with the provisions of Section 5.01 or Section 5.02 hereof. Subject to applicable law and to Section 5.04 hereof, at the time of such compliance, there shall, in addition to the delivery of a certificate representing Oceana Shares to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such Oceana Shares.

Section 5.04     Withholding Rights

                          Oceana, Pacific and the Depositary shall be entitled to deduct and withhold from all dividends or other distributions otherwise payable to any Former Pacific Shareholder such amounts as Oceana, Pacific or the Depositary is required or permitted to deduct and withhold with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of any applicable federal, provincial, state, local or foreign tax law or treaty, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Former Pacific Shareholder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

Section 5.05     Limitation and Proscription

                          Subject to applicable law, to the extent that a Former Pacific Shareholder shall not have complied with the provisions of Section 5.01 or Section 5.02 hereof on or before the date that is six years after the Effective Date (the “final proscription date”), then the Oceana Shares that such Former Pacific Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and the certificates representing such Oceana Shares shall be delivered to Oceana by the Depositary and the share certificates shall be cancelled by Oceana, and the interest of the Former Pacific Shareholder in such Oceana Shares to which it was entitled shall be terminated as of such final proscription date.

ARTICLE SIX
AMENDMENTS

Section 6.01     Amendments to Plan of Arrangement

(a)

Oceana and Pacific reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time, provided that each such amendment, modification or supplement must be (i) set out in writing, (ii) agreed to in writing by Oceana and Pacific, (iii) filed with the Court and, if made following the Pacific Meeting, approved by the Court, and (iv) communicated to holders or Former Pacific Shareholders, if and as required by the Court.

(b)

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Pacific at any time prior to the Pacific Meeting provided that Oceana shall have consented thereto in writing, with or without any other prior notice or communication, and, if so proposed and accepted by the persons voting at the Pacific Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)	This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.

SCHEDULE B
TO THE ARRANGEMENT AGREEMENT
ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1.

The arrangement (the “Arrangement”) under Section 288 of the British Columbia Business Corporations Act (the “BCBCA”) involving Pacific Rim Mining Corp. (“Pacific Rim”), all as more particularly described and set forth in the Management Proxy Circular (the “Proxy Circular”) of Pacific Rim dated [ ], 2013, accompanying the notice of this meeting (as the Arrangement may be modified or amended), is hereby authorized, approved and adopted;

2.

The plan of arrangement, as it may be or has been amended (the “Plan of Arrangement”), involving Pacific Rim and implementing the Arrangement, the full text of which is set out in Appendix “[ ]” to the Proxy Circular, is hereby authorized, approved and adopted;

3.

The arrangement agreement (the “Arrangement Agreement”) between Pacific Rim, 0981436 B.C. Ltd. and OceanaGold Corporation, dated October 7, 2013, and all the transactions contemplated therein, the actions of the directors of Pacific Rim in approving the Arrangement and the actions of the officers of Pacific Rim in executing and delivering the Arrangement Agreement and any amendments thereto are hereby confirmed, ratified, authorized and approved;

4.

Notwithstanding that this resolution has been passed (and the Arrangement adopted) or that the Arrangement has been approved by the Supreme Court of British Columbia, the directors of Pacific Rim are hereby authorized and empowered, without further notice to, or approval of, any securityholders of Pacific Rim:

	(a)	to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement; or

	(b)	subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement;

5.

Any one or more directors or officers of Pacific Rim is hereby authorized, for and on behalf and in the name of Pacific Rim, to execute and deliver, whether under corporate seal of Pacific Rim or not, all such agreements, forms waivers, notices, certificates, confirmations and other documents and instruments and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions, the Arrangement Agreement and the completion of the Plan of Arrangement in accordance with the terms of the Arrangement Agreement, including:

B-2

(a)	all actions required to be taken by or on behalf of Pacific Rim, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and

(b)	the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by Pacific Rim;

such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

SCHEDULE C
TO THE ARRANGEMENT AGREEMENT
KEY REGULATORY APPROVALS

Approval of the TSX.

SCHEDULE D
TO THE ARRANGEMENT AGREEMENT
THIRD PARTY CONSENTS

[Redacted – Confidential Option Agreement]